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02069081

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Greencore Group

*CURRENT ADDRESS

**FORMER NAME

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**NEW ADDRESS

JAN 22 2003

THOMSON FINANCIAL

FILE NO. 82- 4908 FISCAL YEAR 9-28-01

Complete for initial submissions only ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 1/15/03

82-4908

GREENCORE
GROUP

ARS

Annual Report 2001

9-28-01

Greencore, the European convenience food and ingredients Group



Greencore, the European convenience food and ingredients Group.

Greencore's strategy is to generate sustained earnings performance through building leading European market positions in convenience and chilled foods in growth oriented categories and through optimising returns from its high quality, cash generative ingredients businesses.

contents

Financial highlights

	2001 €'000	2000 €'000	Change %
Turnover	**1,798,574**	905,933	+98.5
Operating profit*	**116,239**	80,165	+45.0
Shareholders' funds	**267,970**	296,398	-9.6
Headline earnings per share*	**30.4c**	34.0c	-10.6
Dividends per share	**12.63c**	12.63c	-

*before goodwill amortisation and exceptional items

Turnover
year ended 28 September 2001


Ingredients 26% (€475m)
Chilled and Frozen 38% (€674m)
Ambient Grocery 28% (€500m)
Agribusiness 8% (€149m)

Operating profit*
year ended 28 September 2001


Ingredients 39% (€45.1m)
Chilled and Frozen 27% (€31.9m)
Ambient Grocery 27% (€31.2m)
Agribusiness 7% (€8.0m)

Turnover (€m)


593
752
862
906
1,799
1997
1998
1999
2000
2001

Operating profit* (€m)


59.2
71.7
81.9
80.2
116.2
1997
1998
1999
2000
2001

Dividends per share (c)


9.8
10.8
11.9
12.6
12.6
1997
1998
1999
2000
2001

Headline earnings per share* (c)


32.3
32.6
34.5
34.0
30.4
1997
1998
1999
2000
2001

board of directors



Ben Power



Tony Barry



Patrick Kennedy



Jack Casey



Tony Hynes

A.D. Barry[*], BE Civil, MICE, FIEI (aged 67) joined the Board in November 1992 and became Chairman in February 2001. He is a director of Bank of Ireland Group, DCC plc and Ivernia West Inc. He is a former Chairman of CRH plc previously having been Chief Executive. He is a past President of the Irish Business and Employers Confederation.

J.F. Casey[*], FCA (aged 59) was appointed to the Board in December 1998. He has held a number of senior positions in industry and is a former Managing Director of New Ireland Holdings plc and a former director of Beamish & Crawford plc, Sun Life & Provincial Holdings plc and Telecom Eireann.

D.J. Dilger, BA, FCA, (aged 45), Chief Executive, joined the Board in January 1992. He was Chief Executive of Food Industries plc and previously held the position of Group Finance Director of Woodchester Investments plc.

A.M. Hynes (aged 50) Chief Operating Officer, joined the Board in December 2001. He was previously Managing Director of Green Isle Foods Limited, part of Northern Foods plc. Prior to joining Green Isle, he held senior management positions in China, France and Ireland with Essilor International, the worldwide ophthaline optics group.

P.T. Kennedy, B.Comm., ACA (aged 32) Group Development Director, joined the Board in February 2001 having been Group Development Manager since January 1998. Prior to that, he worked with McKinsey & Company, Management Consultants and KPMG Corporate Finance.

*Denotes non-executive director

Board Committees:

Audit Committee
J.F. Casey*
J.M. Kinder*
P.R. O'Donoghue*

Nomination Committee
A.D. Barry*
J.F. Casey*
D.J. Dilger

Option Committee
A.D. Barry*
J.M. Kinder*
P.R. O'Donoghue*

Remuneration Committee
A.D. Barry*
J.M. Kinder*
P.R. O'Donoghue*



David Dilger



Kevin O'Sullivan



Peter Woodall



John Kinder



Redmond O'Donoghue

J.M. Kinder*, MA (aged 45) joined the Board in December 1997. He is a former Managing Director of E.D. & F. Man Sugar and director of E.D. & F. Man plc.

P.R. O'Donoghue* (aged 58) joined the Board in December 1999. He is Group Chief Executive Officer of Waterford Wedgwood plc. Previously, he held senior management positions with the Ford Motor Company in Ireland, Spain and the U.K. He is former Chairman of Bord Failte.

K.C. O'Sullivan, FCA (aged 59) Chief Financial Officer, joined the Board in January 1992. He was Group Finance Director of Hillsdown Holdings plc having previously held senior financial positions with other major UK companies.

B.J. Power, FCIS (aged 59) Chief Administrative Officer, joined the Board in January 1992 having previously been Director and Company Secretary of W. & R. Jacob plc. He is a member of the Board of the Irish Centre for Commercial Law Studies and of the Irish Auditing and Accounting Supervisory Authority.

F.P. Woodall (aged 58) joined the Board in February 2001 having been appointed Chief Executive of Hazlewood Foods on its acquisition by Greencore in January 2001. Previously, he was Chief Executive of Greencore's subsidiary Paramount Foods plc. Prior to that he was Managing Director of a subsidiary of BSM BV, the global chemicals group.

Chairman's Statement

Results

Sales for the year doubled from €906m to €1,799m with most of the increase coming from the acquisition of Hazlewood. Sales from continuing activities excluding acquisitions increased by 5% to €931m. Adjusted for the extra trading week in the previous year, the sales increase from continuing activities was 7%. Operating profit before goodwill amortisation, exceptional items and associates increased by 45% to €116.2m. Adjusted earnings per share to eliminate exceptional charges and amortisation of goodwill and finance facility costs were 30.4c (2000: 34.0c). A final dividend of 8.253298c (2000: 8.253298c) is proposed, making a total for the year of 12.633894c which is unchanged from the total dividend for 2000.

Acquisition of Hazlewood Foods

The major event in the year was the acquisition of Hazlewood Foods plc which was completed on 9 January 2001.

Greencore is now a significant European convenience food and ingredients group. The combination of Greencore and Hazlewood has a very strong strategic, operational and financial rationale. It gives the Group significantly larger scale in growth markets; it provides an excellent blend of Greencore's proven management, operational and rationalisation skills with Hazlewood's strong product innovation, customer relationship and sales and marketing skills and it provides the opportunity for synergies and the foundation for a higher future earnings growth profile.

Substantial progress has been made in dealing with the restructuring and integration issues identified by Greencore prior to acquisition. Loss-making operations have either been sold (the FH Lee paper business, the Rowan ready-meals operation and, since the year-end, Hillier's pastry business) or closed (Dunstable frozen ready-meals). Additionally, non-core Hazlewood businesses have been sold including two horticultural businesses (VHB and Hectare), the Dutch waffle business (Wafel Janssen), three Dutch and U.K. fish operations (Diepvries Monnickendam, Sterk and Sterk U.K.) and the Dutch frozen snacks business (Advang). From the former Greencore Group, the Irish edible fats business (James Daly) was sold and the loss-making U.K. agricultural machinery distributor (Armer Machinery) exited. Other smaller activities of the combined Group have also been terminated. Beneficial results of all this activity include much improved focus, the elimination of loss-making activities and the realisation of approximately €100m of proceeds that have been used to pay down debt.

Work on the significant re-organisation and restructuring programme of the enlarged Group is well advanced with the major elements including the rationalisation of our diverse Group's ambient sauces and pickles operations into the Selby plant, rationalisation of the Forrester topped pizza plant into the new Deeside plant which is nearing completion, the introduction of a new streamlined divisional structure and the closure of the former Hazlewood Head Office at Derby together with other Group organisational changes.

Board and Management Changes

The terms of office of my predecessor, Bernie Cahill, ended at the conclusion of the last Annual General Meeting in February 2001. Tragically, Bernie died in an accident at his home in August 2001. We again extend our sympathy to his family and remember with affection and gratitude the exceptional service he rendered the company during his ten years of office.

I was elected Chairman by my Board colleagues on 21 February 2001 and they have since requested and I have agreed to serve as Chairman until the end of this current financial year.

Declan Scott also retired from the Board in December 2001, having completed his term of office as a non-executive Director of the Company. We thank Declan for the significant and valuable contribution he made during the last six years.

As outlined in last year's Annual Report, Patrick Kennedy, Group Development Director, and Peter Woodall, Hazlewood Foods Chief Executive, were co-opted to the Board last February. In December 2001, we co-opted the Group's Chief Operating Officer, Tony Hynes, who had joined us in April, 2001.

The Board over time plans to extend its size and composition so that it comprises seven non-executive and five executive Directors. Accordingly the Board is recommending to shareholders that the size of the Board be increased from ten to twelve. This will facilitate the co-options of R. Neil Chalk as an executive Director and another non-executive Director. Neil Chalk joined Hazlewood Foods in 1994 and held the positions of Group Finance Director and Company Secretary. With effect from 22 January 2002 he becomes Group Strategy and Development Director of Greencore and joins its executive team at its headquarters in Dublin.

Two of our executive Directors, Kevin C. O'Sullivan, Chief Financial Officer, and Benjamin J. Power, Chief Administrative Officer, will be retiring next year at the normal retirement age for executive Directors. We shall miss their energy and wisdom when they retire in 2002. Kevin O'Sullivan will be replaced as Chief Financial Officer by Patrick T. Kennedy, currently Group Development Director. Caroline M. Bergin, currently Deputy Group Secretary and Solicitor will become Group Company Secretary. These changes will take place respectively in April 2002 and July 2002.

This is a challenging and exciting time for Greencore, its Board and its management. The transformation of the Group is well underway and the current and proposed Board changes will ensure that the process will be continued seamlessly by an experienced, determined and more youthful executive team together with an enlarged non-executive complement.

Current Trading and Outlook

Overall, much has been achieved in re-positioning the Group in the current year to obtain a better balance between the faster growth convenience food businesses and the lower growth but cash generative ingredients operations. Substantial progress has been made in realising the benefits of the Hazlewood acquisition and in refocusing the Group's activities. The disposal programme is proceeding in line with our stated time-table. We are confident of reaching our targeted synergy benefits of over stg£7m per annum by the end of the second full year following the acquisition. However, more work still remains to be done to realise all of the opportunities created by the acquisition of Hazlewood.



In Ingredients, an improved performance in the Irish flour business is anticipated as a result of action taken to increase throughput and efficiency and the outlook for malt is for further progress aided by a new supply agreement with Interbrew. In sugar, the E.U. has agreed the renewal of the sugar regime to 1 July 2006 in broadly its previous form other than the removal of the storage equalisation scheme. The current sugar processing campaign was interrupted for a period of three weeks by a dispute with growers' representatives on the price of beet. This has been resolved with a price agreed for the next four years and a five year peace commitment from the Irish Farmers Association which will enable the Group to trade normally and without threat.

In Chilled and Frozen Foods, the outlook continues to be very good with the Group enjoying strong market positions in fast growth areas of the convenience foods market principally in sandwiches, chilled pizzas, quiches, sauces and ready-meals. In chilled pizza, there will be disruption costs arising from the commissioning of a stg £12m new topped pizza facility which will incorporate the previous Forrester operations at Bedford which is being closed on a phased basis. This new facility in North Wales is currently in the final stages of construction.

In Ambient Foods, trading continues to be very satisfactory in dried soups and sauces and water. The ambient sauces and pickles operation continues to be adversely impacted by business lost as a consequence of the Selby flood and also the ongoing rationalisation programme while, in cakes, improved returns from the new facility are targeted. In U.K. value bread, some progress has been made by the industry in obtaining price increases to cover increased flour costs arising from the 2001 milling wheat harvest but much still remains to be done to improve market conditions and industry structure and Rathbones will be active in this respect.

We have made substantial progress in the task of maximising the benefits and opportunities now available to Greencore and further progress will be made during the coming year. While much work remains to be concluded, we are confident of successfully progressing our strategic, operational and financial aims.

I would like to thank all our employees for their efforts in a year of much change and also for their contribution to the continuing development of the Group.

A.D. Barry,

Chairman. 10 January 2002.

Chief Executive's Review

The year ended 28 September 2001 was a critical year in the development of Greencore and, in particular, in the creation of a platform from which sustainable top-line and earnings growth can be driven into the future.

The acquisition of Hazlewood on 9 January 2001 and, more importantly, the rationalisation, restructuring and disposal work which followed were all aimed at providing the Group with a new focus for growth. We commence our new financial year having made an excellent start to the construction of our new growth platform. We have dramatically improved the focus of the Group on strong market positions within markets which are growing quickly and where our Group can bring to bear a real competitive advantage in product quality or cost, new product innovation, facility quality and the creation of exciting new convenience food propositions for our customers and consumers.

The vision of the enlarged Group is to become a leading European supplier of high-quality, principally, but not exclusively, retailer brand convenience and chilled food, focussing on categories where higher growth rates are available. This vision is eminently achievable within the duration of our current planning processes. The rates of market growth in sandwiches, chilled pizza, chilled sauces, chilled ready meals, ready to cook and mineral water have all been at double digit levels during the year under review and are all projected to maintain this level of growth in the medium term. In the majority of these categories, our businesses are growing ahead of market levels and we are increasing market share based on product quality, innovation and competitiveness. In the categories where our business growth has been less than that of the market overall, the issues are being tackled. For example, our new chilled pizza topping facility at Deeside will bring new state of the art capacity in a similar way to that in which our new sandwich facility at Manton Wood has transformed our capability in that fast-growing category. Similarly, a modest new investment in chilled ready meals will provide us with the ability to improve our number two position in chilled Italian and traditional ready meal categories.

While a great foundation has been built, much work remains to be done in order to complete the post-acquisition implementation programme. The new cakes and desserts facility at Hull is not yet performing at the required level of efficiency and management is working hard to ensure that we can capture all of the benefits which this new facility will provide. In ambient sauces, we have targeted to regain the shelf-space lost as a result of our short absence from the market following last year's flood at our Selby facility. Our restructuring programme remains to be completed in the first half of the current year. This will see the closure of our ambient sauce facilities in Manchester and North Wales as well as the closure of our Bedford pizza-topping facility and its integration into the new Deeside facility. Our synergy work, identified at acquisition, will be completed and we will continue to increase our investment of time, commitment and financial resource into improved innovation across all of our categories enabling our Group to lead in the creation of the next generation of added-value ranges of chilled and convenience offerings.

Our traditional core ingredient businesses in sugar, malt, flour and edible oils will also be a significant focus for attention in the current year. Our objectives, in each case, will be to improve efficiencies, reduce costs and either grow profitability or shrink the capital employed in these businesses – or both. In all cases, considerable attention will be given to the improvement of the industry structure in which these businesses operate.



We have recently entered into a joint venture in our flour business and this is an excellent example of what we are trying to achieve. The industry structure has been improved, capacity utilisation has been transformed and less capital has been committed by this Group to a business which now possesses the attributes necessary to compete from an efficient base for the business lost to imports in recent years. In malt, we announced in December 2001 the creation of a joint venture with Malteurop to provide management services to Sun Interbrew in Russia. This joint-venture will focus on helping our customer to drive substantial improvement in its Russian malting facilities which are at the core of Sun Interbrew's Russian brewing strategy. The arrangement will involve the utilisation of this Group's intellectual capital while preserving its financial capital for the task of enhancing the Group in line with its vision.

Greencore has irrevocably changed during 2001. This change process will continue. Our debt level, although running in accordance with our plan, is high and will be reduced by the completion of our disposal programme, the continuation of cash generation programmes in lower growth businesses and the continued growth in earnings and cash flows anticipated from our newer food categories. The focus of attention will be to put the Group on a strong financial base so that it can capture the opportunities available from its markets and its customers within the shortest possible time frame.

David Dilger,

Chief Executive. 10 January 2002.

Operating & Financial Review

Introduction

The acquisition of Hazlewood, together with the consequent restructuring and management changes required a revision of the segmental analysis of the Group's sales and operating profit. The sectors now comprise **Chilled and Frozen**, which includes the pizza and frozen savoury and frozen desserts business previously included in Food and Ingredients together with the chilled and frozen businesses of Hazlewood; **Ingredients**, which includes sugar as well as the flour, malt and edible oils operations previously included in Greencore's Food and Ingredients sector; **Ambient Grocery**, which includes the baked goods, dried soups and sauces and ambient bottled sauces businesses previously included in Food and Ingredients together with the relevant Hazlewood operations; and **Agribusiness** which remains unchanged. Prior periods have been restated to reflect these changes.



Chilled and Frozen

Operating profit before goodwill amortisation and exceptional items increased from €5.1m to €31.9m on sales increased from €56m to €674m. Operating profit from continuing operations before goodwill amortisation and exceptional items increased from €5.6m to €28.6m on sales up from €46m to €548m. The main features of the sector's performance in the year related to the acquisition of Hazlewood.

Sandwiches

The Group is the world's leading producer of sandwiches, through its purchase of Hazlewood, and holds the No. 1 market position in the U.K. and the Netherlands. The year saw further excellent progress on a number of fronts. Market share in the fast growing U.K. multiple market increased from 25% to 27%; production was successfully transferred to the major new facility at Manton Wood; and a wide range of new products was launched for a number of customers including, in particular, healthy eating, premium and organic products. Additionally, excellent progress was achieved in the increasingly important petrol forecourt business.

Prospects look excellent in the U.K. market and further progress is also anticipated in the emerging Continental European operations.


Chilled and frozen operating profits
2000
€5.1m
2001
€31.9m

serving new markets

Chilled Pizza

Progress was made in the year in combining the separate pizza operations of Hazlewood and Greencore. Results for the year were impacted by the rationalisation programme and lack of topped pizza capacity which will continue until the new €22m topped pizza plant in North Wales comes on stream during the first half of the 2001/2002 trading year. Export crust sales were also affected by the strength of sterling.

The Group is the No. 2 player in the U.K. market, which is expected to continue to grow at around 10% p.a., and No. 1 in the Netherlands and Belgium. New product development continues to be an important factor in the market and a number of new product ranges, particularly in the indulgent, thin and crispy and children's sector, were successfully launched.

While results in the first half of 2001/2002 will be affected by the closure of the Bedford facility and its transfer to the new, state of the art factory in North Wales, the Group's first class facilities in the production of both pizza bases and topped pizza combined with its excellent marketing, customer and product development skills in this important sector in both the U.K. and Continental Europe will facilitate further progress in future years in this significant convenience food market.

Chilled Sauces

The Hazlewood businesses in the U.K. have a clear No.1 position in this market which continues to be driven by quality, convenience and product innovation. Excellent growth in sales and profits was achieved with new product development additional to the original Italian sauces range playing an increasing part. Production was also commenced in the Netherlands to service the Continental European market previously serviced from the U.K..



strong market positions

Ready Meals

[illegible] continued to be a fast growing sector of the U.K. chilled market. The five operations acquired with [illegible] Since acquisition, a planned substantial re-organisation and [illegible] and the closure of a frozen [illegible] which [illegible] market sectors) and where [illegible]

Ready meals is now a profitable part of the Group's conve[illegible] anticipated in the coming year with new product development again be[illegible]



Chilled Quiche

Hazlewood's chilled quiche operations are [illegible] second biggest in the [illegible] and the largest [illegible] Netherlands. The [illegible] uiche bakery a[illegible] Sheffield, wa[illegible] missioned in [illegible] and is pro[illegible] range of qu[illegible] the U.K [illegible] dditional products in healthy eating [illegible] ot flans being launched. The busin[illegible] od progress during the year.

Frozen Savoury and Desserts

Roberts is [illegible] g manufacturer of frozen co[illegible] ury and dessert products sup[illegible] e U.K. retail and food service ma[illegible] growth was achieved in the desserts sect[illegible] ilar with pre-portioned products for the f[illegible] e market doing particularly well. Prod[illegible] desserts was transferred from the Hudd[illegible] site to the Leeds site which impacted resul[illegible] ively in the year.

Good [illegible] ss is anticipated in the current year, part[illegible] in the desserts sector.

Operating & Financial Review continued

Other Chilled and Frozen Business

These include a speciality meat operation in Germany and Ireland; a chilled sausages business in the U.K. and a speciality fish operation in the Netherlands. The businesses performed generally satisfactorily despite the adverse influence on markets of the effects of the Foot and Mouth disease outbreak during the year.

Disposals

Businesses sold or exited during the year in this sector included a Dutch frozen snack operation; three fish businesses in the Netherlands and the U.K.; an Irish edible fats and margarine business; two U.K. ready meals operations and, since the year end, the U.K. chilled pastry operation which also produced value quiche and the last remaining Dutch-based chilled fish business. As a result, operations are much better focused on profitable and growing sectors of the chilled and frozen market in which the Group is a leading player



international flavour

Ingredients

Operating profit declined by €5.4m to €45.1m on turnover down by 1% to €475m.

Sugar

Irish Sugar is Ireland's only producer of sugar and has a market share in excess of 90% in the Republic of Ireland and 65% in Northern Ireland. It typically processes approximately 1.4m tonnes of sugar beet grown by approximately 3,800 farmers in its two scale-efficient refineries in Carlow and Mallow. The pulp by-product is sold in various forms for animal feed by its wholly owned subsidiary **Greenvale**.

Sales and profits showed a decline in 2000/2001 as a result of the reduction in E.U. quota of approximately 4,000 tonnes and the impact of inflationary cost increases, particularly energy, wages and salaries. Industrial demand in Ireland was again strong while retail showed a further decline despite recent new product introductions. Food service volumes showed an increase in the year. Irish Sugar continues to focus on improvements in efficiency and capital projects in the year totalled €8m.

Greenvale had another satisfactory trading year in its pulp, coarse ration and equine feed operations with coarse rations demand being particularly strong.



Operating & Financial Review continued

Ingredient's operating profits



2000	2001
€50.5m	€45.1m

Malt

Greencore Malt is the sixth largest maltster in the world with production operations based in England, Scotland, Ireland and Belgium. It supplies 15 out of the top 20 brewers and distillers in the world and exports to over 60 countries. It holds over 10% of the non-tied worldwide malt market.

Results from the U.K. operations (**Pauls Malt**) showed good progress despite the adverse effect of the strength of sterling on the important export markets and also significantly higher energy costs. Results benefited from the continuing efficiency and productivity improvement programmes. Belgian performance also showed an improvement. Irish performance was impacted by a 5% volume reduction on the prior year and rationalisation costs.

The outlook for 2001/2002 is for a continued improvement in malt markets and the current Greencore malt order book is strong. Interbrew, the leading brewer, has recently entered into a long-term malt supply agreement with a joint venture company to be established by Greencore's Belgian operations and Malteurop which will involve the closure of Interbrew's malting plants in Belgium. The new arrangement will progressively come into effect from mid 2002.

Edible Oils

Trilby Trading is Ireland's leading importer and merchandiser of edible oils and again performed well in the year.



improving conditions

Flour and Oatmeal

Odlums is Ireland's largest flour miller supplying 50% of the market and operating from two port-based flour mills and two speciality mills. Focus in recent years has been on developing value-added speciality food mixes for the retail market, ingredients for the industrial market and new oatmeal products, particularly the premium McCann branded oatmeal products targeted at the North American market.

The market for flour used in industrial bakeries and biscuit makers remained tough in the year and profitability declined despite a small increase in volume. Good progress was made, however, in flour ingredients, consumer foods and oatmeal with a range of new products including Quick Scones, new varieties of Quick Breads (Honey and Sunflour; Tomato and Herbs) and fortified pinhead Oatmeal all being launched.

In recent weeks, a significant change has taken place in the Irish flour market with the closure of a major competitor's flour mill. It is expected that this will result in a much more efficient Irish sector to compete with U.K. imports and improved performance is anticipated in the coming year.



Operating & Financial Review continued


Ambient grocery
operating profits
2000
€14.3m
2001
€31.2m

Ambient Grocery

Operating profit before goodwill amortisation and exceptional items increased from €14.3m to €31.2m on sales increased from €225m to €500m. Operating profit from continuing operations before goodwill amortisation and exceptional items increased from €14.3m to €23.8m on sales up from €225m to €421m.

Bread and Baked Goods

Rathbones (formerly known as Kears) is the third largest producer of bread and baked goods in the U.K. It operates from 10 U.K. locations and produces some 5 million loaves a week together with a range of other baked goods including crumpets, muffins, pancakes, donuts, rolls, baps, garlic and french bread and pizza sticks.

Market conditions in the U.K. value bread market were very difficult and, despite a further increase in market share, Rathbones experienced a substantial decline in profitability and a decrease in sales. Profitability was impacted both by a decline in the overall value bread market and a market change away from central distribution and towards store distribution.

Rathbones is a low cost producer and has had an excellent track record over the last nine years. It is in a strong position to benefit from the likely improvement in market conditions. Following a further increase in flour costs, there has been a much needed price increase in the bread market generally although further increases are needed to restore reasonable profitability.



new product innovation

Dried Goods and Sauces

Erin is Ireland's largest manufacturer of dried soups, snacks and is a major Irish brand. Its sister company, **William Rodgers**, is a leading U.K. producer of similar products for major multiples.

Both companies showed good growth in the year, aided by new convenience product introduction and prospects for the coming year remain good.

Bottled Ambient Sauces and Mineral Water

Hazlewood is the leading U.K. own-label producer of bottled cooking and table sauces and pickles. Prior to its acquisition by Greencore, its major facility at Selby was extensively flooded. While a good physical recovery from the flood has been made, market share was adversely impacted by the consequences of the flood and every effort is being made to recover this lost share.

The Hazlewood operations have been merged with Greencore's existing bottled sauces business, Meridian, and the announcement of the phased transfer of most operations from Hazlewood's Manchester operation and the Meridian operation in the latter part of 2001 to concentrate on the re-equipped Selby facility will yield significant benefits from late 2002. The Group continued to launch a wide range of new products in this area with 94 introductions in 2001. Hazlewood is also a leading brewer and bottler of vinegar in the U.K..

Hazlewood is also the leading bottler of customer brand mineral water in the U.K. from its Scottish sources. The mineral water market continues to exhibit good growth and the business enjoyed a successful year.



Operating & Financial Review continued

Speciality Cakes and Desserts

Hazlewood is the leading U.K. producer of Christmas cakes, celebration cakes and non dairy chilled desserts. During 2001, a new large scale bakery in Hull was commissioned. This was built to combine the operations of five previously separate sites, four of which have now been closed with production transferred to Hull. Some difficulties have been experienced in fully commissioning the site but these are being overcome. Results for the year were affected by the commissioning issues at the new Hull facility. New product developments were largely focused at the premium, celebration, Christmas and licensed character merchandising sectors. In the desserts market, focus is on the fast growing hot-eating desserts category.

Disposals

Businesses in this sector sold in the year included Hazlewood's horticultural operations in the U.K. and Portugal; a Dutch waffle manufacturer and a paper products manufacturer in the U.K..



successful ingredients

Agribusiness

Greencore's agribusiness sector is generally closely related to its primary Irish production operations either for the procurement of raw materials or the sale of by-products. Total operating profit decreased by €2.3m to €8.0m on sales up by €2.5m to €149.5m. Operating profit from continuing operations declined by €1.2m to €9.3m on sales up by €5m to €143m.

Grassland is a blender of fertilisers with approximately 21% of the Irish market. Despite a difficult year for the Irish fertiliser market generally, with a decline of over 10% in usage in the sector, Grassland performed well in the year with further improvements in the operating cost base of the company.

Drummonds is Ireland's leading assembler of cereals. It purchases wheat, barley, oats and oil seeds and dries, stores and assembles this produce for sale to domestic and export markets. Drummonds has a major share of the cereal seed and production market in Ireland, as well as being the leading supplier of branded grass and amenity seed. Results showed a small improvement on the disappointing result for the prior year.

Interchem is Ireland's largest distributor of agrichemicals and also has a growing presence in the animal health products sector. Its sister company, **Clarendon**, is the market leader in the agri chemicals distribution sector in Northern Ireland. The combined operations showed growth in both sales and profitability in the year.



Operating & Financial Review continued

Agribusiness operating profits


2000
€10.2m
2001
€8.0m

Premier Molasses, owned jointly with Tate & Lyle, has a 75% share of the Irish market for molasses for animal feed and industrial processes. Both volumes and profitability were down in the year as a result of very high raw material prices that affected usage.

Armer Salmon is a niche supplier of beet harvesting and other tillage machinery in Ireland. Its sister company in the U.K., Armer Machinery, has been loss making in recent times and the decision to exit the business was made during the year.

While the Group's agribusiness activities continue to operate well, the outlook for Irish agribusiness continues to be difficult with the recent E.U. decision to cut duty on grain imports from the Baltic and Black Sea regions adversely impacting the grain business. Some increase in volumes in the Irish fertiliser market is anticipated.





Operating & Financial Review continued

Associates

The main associate interests of Greencore include a 50% minority interest in **United Molasses**, which is jointly owned with Tate & Lyle and holds the leading market position in the molasses trade in Northern Ireland; a one-third stake in the second largest sugar distributor in the U.K., **James Budgett Sugars**; and a 40% interest in Ireland's leading yeast producer, **Yeast Products**. The Group's share of operating profit of continuing activities of associated undertakings was €3.3m in the year (prior year €3.4m).

Environment

It is the policy of Greencore to conduct its business activities in an environmentally responsible manner. This includes:

- Compliance with national and E.U. legislation on the environment.
- Development and delivery of products and services in a manner that is not detrimental to the environment or the health or safety of employees, personnel on and in our premises and the general public.
- Seeking to improve environmental performance continuously with respect to minimising waste and emissions and conserving energy and natural resources.
- Where possible, practising recovery and recycling of waste streams.
- Implementing and practising integrated pollution control at relevant sites and, where appropriate, obtaining an IPC licence supported by an Environmental Management Systems (EMS) and accreditation to an appropriate standard (e.g., ISO 14001).

During the year, further progress was achieved in a number of areas relating to environmental management systems and packaging recycling. The waste minimisation efforts at Robertson's bakery in Carlisle were recognised by the local Council Environmental Excellence Silver 2001 Award and operating companies generally continued to improve their packaging management and minimisation performance. Group sponsored third party audit reviews have been initiated with the objectives of identifying improvement opportunities, seeking to achieve best practice and confirming statistical reporting accuracy. A €2m effluent treatment plant at the Irish malting at Athy was recently commissioned and the site was also accredited to ISO 14000 in 2001. The technology used at Athy to produce treated water to a high quality has potential application for other Group sites.



Group Results

Total sales increased by 99% from €906m to €1,799m as a result of the acquisition of Hazlewood. Sales from continuing activities excluding acquisitions increased by 5% to €931m. Group operating profit before exceptional items and goodwill increased by 45% from €80.2m to €116.2m.

As part of the fundamental re-organisation and restructuring of the Group's activities following the acquisition of Hazlewood, an exceptional charge of €31.4m was incurred together with a related charge of €13.5m in respect of losses less gains on sale or termination of operations.

Net interest payable increased from €15.3m to €53.4m as a result of the acquisition cost of Hazlewood. The tax charge of €6.4m (2000: €6.5m) continued to benefit from the Irish manufacturing tax rate of 10% which is fixed until 2010. Total dividends of €23.7m (2000: €23.6m) were covered 2.4 times by attributable results after adjusting for exceptional items and amortisation (2000: 2.7 times).

Dividends per share of 12.63c, inclusive of the proposed final dividend of 8.25c, were the same as last year. Headline earnings per share, after adjustment for amortisation and exceptional items (net of tax), were 30.4c (2000: 34c).

Operating & Financial Review continued

Cashflow

Net cash inflow from operating activities showed a substantial increase from €66m to €219m. The main elements in this increase of €153m were an increase in operating profit of €21m; an increase in depreciation and amortisation of €38m; improvement in working capital from an outflow last year of €32m to a inflow of €41m and an improvement in other movements, including translation differences, of €21m. The change in working capital included the benefit of a reversal of the impact of a large grain harvest and the phasing of malting shipments commented upon in last year's Operating and Financial Review.

Capital Expenditure increased from €34m to €82m with €17m relating to the ingredients sector (2000: €15m); €48m relating to the Chilled and Frozen sector (2000: €4m); €16m to Ambient Grocery (2000: €13m) and €1m to Agribusiness (2000: €2m). Major projects in the year included €18m in respect of the new sandwich facility at Manton Wood; €14m in relation to the new pizza topping facility in North Wales due to come on stream in the first half of 2001/2002; €5m in relation to the new speciality cake and desserts facility at Hull; €8m in respect of Irish Sugar; and €6m in ambient bottled sauces. Depreciation increased from €31m to €56m.

The acquisition cost of Hazlewood, inclusive of acquisition fees and finance facility fees, totalled €439m together with net borrowings acquired of €257m. Proceeds from the disposal of businesses totalled €83m together with the disposal of fixed assets of €12m and other assets of €5m.

After dividends of €24m (2000: €23m), cash outflow before use of liquid resources and financing amounted to €267m (2000: €23m).

Net debt at the year-end, inclusive of finance leasing, increased from €198m to €723m as a result of the acquisition of Hazlewood. Debt showed a reduction of €151m from the half-year as a result of further progress in the disposal programme and the continuing strong cash flow of the Group.

Shareholders funds at the year-end totalled €268m (2000: €296m).

Acquisition of Hazlewood

The financing of the acquisition of Hazlewood and the provision of ongoing working capital requirements for the enlarged Group was funded by syndicated new bank facilities of stg£445m and €331m. The debt was structured to reflect Greencore's disposal strategy to yield proceeds of stg£120m by mid 2002 and its intention to implement a long term bond or private placement programme of approximately stg£165m. The remainder of the facility comprises a stg£160m 5 year amortising term loan with a weighted average life of 3.6 years and a five year multi-currency revolving credit facility of €331m. The facility agreement was underwritten by Citibank, N.A., The Governor and Company of The Bank of Ireland and The Royal Bank of Scotland plc.






Treasury Policy

The Group has a central treasury function which provides a service to the operating companies. It seeks to manage risk arising from the Group's trading activities but does not engage in speculative trading. It operates under clearly defined policies approved by the Board and is subject to regular monitoring by the Group's Internal Audit function.

The Group's policy is broadly to reduce balance sheet exposures by means of matching foreign currency assets with foreign currency borrowings, currency swaps or other hedges. Exchange gains and losses arising on translation of net assets and borrowings used to hedge such assets are taken directly to reserves.

Currency Risk Management

Trading exposures to foreign currencies are normally matched by foreign currency contracts or options. The foreign currencies having the most impact on the Group are sterling and the U.S. dollar.

Operating & Financial Review continued

Interest Rate Risk Management

The Group finances its operations through a mixture of retained profit and bank borrowings. The Group borrows in the desired currencies at both fixed and floating rates of interest and, in order to manage interest rate risks, the Group utilises interest rate swaps, options and FRA's to generate the desired interest profile and to manage the Group exposure to interest rate fluctuations. As part of this policy, the Group entered into a programme of interest swaps following the substantial increase in debt as a result of the acquisition of Hazlewood. A description of the Group's accounting policies for financial instruments is set out on page 41 of the Annual Report and further disclosures relating to financial instruments are set out in note 18 to the financial statements.

Euro

The Group has completed its implementation of modification of software and other procedures to deal with the consequences of the euro.

Accounting Policies

During the year, the Accounting Standards Board published FRS17 'Retirement Benefits', FRS18, 'Accounting Policies', and FRS19 'Deferred Tax'. The transitional provisions of FRS17 have been included in the disclosure notes in these accounts. The Group has complied with the requirements of FRS18 and the requirements of FRS19 are not mandatory for the year ended 28 September 2001.

There have been no changes to the Group's accounting policies from the previous year.

Report of the Directors

year ended 28 September 2001

Introduction

The Directors have pleasure in presenting their report to the shareholders with the audited financial statements for the year ended 28 September 2001.

Review of business

Greencore is a major European manufacturer and supplier of convenience foods and ingredients to consumer, industrial and food service markets. Detailed commentaries are contained in the Chairman's Statement, the Chief Executive's Review and the Operating and Financial Review on pages 4 to 24. Principal trading subsidiary and associated undertakings are listed in note 30 to the financial statements.

Results

Details of the results and appropriations for the year are set out in the Consolidated Profit and Loss Account on page 35 and in the related notes.

Dividends

An interim ordinary dividend of 4.380596c per share was paid on 23 July 2001. The Directors recommend the payment of a final ordinary dividend of 8.253298c per share. Subject to shareholders' approval, this dividend is to be paid on 11 February 2002 to shareholders on the Register as at 7 December 2001.

Share capital

During the year, 175,629 ordinary shares were issued under the Company's Share Option Scheme and Sharesave Schemes. Further details are shown in note 21.

Future developments

The Group showed further growth and development during the year and future prospects are outlined in the Chairman's Statement, the Chief Executive's Review and the Operating and Financial Review on pages 4 to 24.

Directors

In accordance with the Articles of Association of the Company, John M. Kinder and P. Redmond O'Donoghue retire from the Board by rotation and, being eligible, offer themselves for re-appointment. In February 2001, Patrick T. Kennedy and F. Peter Woodall were appointed to the Board and, in accordance with the Articles of Association of the Company, retire and, being eligible, offer themselves for re-appointment. On 31 December 2001, R. Declan Scott retired from the Board and was replaced by Anthony M. Hynes who, in accordance with the Articles of Association of the Company, retires and, being eligible, offers himself for re-appointment. Mr. Kennedy, Mr. Hynes and Mr. Woodall have service contracts of not less than one year's duration. Mr. Kinder and Mr. O'Donoghue do not have service contracts with the company.

The Board recommends the appointment of these Directors and also recommends that the maximum number of Directors be increased from ten to twelve to allow for the co-option of R. Neil Chalk, Director and Company Secretary of Hazlewood Foods Limited, and another non-executive Director.

Report of the Directors

year ended 28 September 2001

Directors' and Company Secretary's share interests

The beneficial interests of the Directors and Company Secretary (including their respective family interests) in the share capital of the Company were as follows:

	Ordinary Shares at 28 September 2001*	Ordinary Shares at 29 September 2000
A.D. Barry	50,072	26,223
J.F. Casey	10,000	10,000
D.J. Dilger	77,330	75,330
A.M. Hynes	n/a	n/a
P.T. Kennedy	10,468	n/a
J.M. Kinder	100,000	40,000
P.R. O'Donoghue	5,000	-
K.C. O'Sullivan	69,649	67,649
B.J. Power	44,680	42,680
F.P. Woodall	-	n/a

*or at date of appointment, if later. n/a means not applicable.

There were no changes in the interests of Directors between 28 September 2001 and 10 January 2002.

Directors' share options

Details of movements on outstanding options over the Company's ordinary share capital, and those exercised during the year, are set out below. Outstanding options are exercisable on dates between 2001 and 2011.

Number of options		**At start* of year**	**Granted during year**	**Exercised or lapsed during year**	**At end of year**	**Weighted average exercise price at 28 September 2001 €**
D.J. Dilger						
	Basic	430,000	150,000	-	580,000	2.50
	Second tier	275,000	-	-	275,000	3.06
	Sharesave	3,610	-	2,000	1,610	2.84
P.T. Kennedy						
	Basic	185,000	50,000	-	235,000	3.37
	Second tier	20,000	-	-	20,000	4.66
	Sharesave	9,412	6,555	7,935	8,032	2.13
K.C. O'Sullivan						
	Basic	260,000	-	-	260,000	2.20
	Second tier	250,000	-	-	250,000	2.86
	Sharesave	4,540	-	2,000	2,540	3.29
B.J. Power						
	Basic	310,000	-	-	310,000	2.15
	Second tier	250,000	-	-	250,000	2.86
	Sharesave	3,610	-	2,000	1,610	2.84
F.P. Woodall						
	Basic	225,000	150,000	-	375,000	2.94
	Second tier	-	-	-	-	-
	Sharesave	4,248	-	-	4,248	3.66

*or at date of appointment, if later.

Report of the Directors

year ended 28 September 2001

Share options

Options outstanding under the Company's Share Option Scheme and Sharesave Schemes as at 28 September 2001 amounted to 13,816,287 ordinary shares (2000: 10,347,010), made up as follows:

		No. of ordinary shares	Price range	Dates exercisable
Share option schemes	- Basic	9,089,225	€1.52 - 4.82	2001 - 2011
	- Second tier	1,510,000	€2.13 - 4.66	2001 - 2008
Sharesave schemes		1,212,561	€1.84 - 4.51	2001 - 2008
		2,004,501	stg£1.18 - 3.41	2001 - 2008
		13,816,287		

Significant shareholdings

At 10 December 2001, the Company has been advised of the following notifiable interests in its ordinary share capital:

Shareholder	No. of ordinary shares	% of Issued capital
Dermot F. Desmond	29,087,881	15.6
Bank of Ireland Asset Managers	26,912,286	14.4
Sprucegrove Investment Managers Limited	9,974,891	5.3
Allied Irish Banks plc and Subsidiaries	8,552,664	4.6
Standard Life Assurance Company	7,377,359	3.9

Apart from these holdings, the Company has not been notified at 10 December 2001 of any interest of 3% or more in its ordinary share capital.

Corporate governance

The Group applies the principles and provisions of The Combined Code: Principles of Good Governance and Code of Best Practice (the "Combined Code") as adopted by the Irish Stock Exchange and the London Stock Exchange. The Board believes it has complied fully with the Combined Code and that it has complied throughout 2000/2001 with the provisions where the requirements are of a continuing nature.

The Board

The Board is made up of 6 executive and 4 non-executive Directors. Biographies of each of the Directors are set out on pages 2 and 3.

The Board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. Meetings are held at the head office in Dublin as well as at the offices of the Group's operating subsidiaries.

There is an agreed list of matters which the Board has formally reserved to itself for decision, such as approval of the Group's commercial strategy, trading and capital budgets, financial statements, Board membership, major acquisitions and disposals, major capital expenditure, risk management and treasury policies.

There is an agreed procedure for Directors to take independent legal advice. The company secretary is responsible for ensuring that Board procedures are followed and all Directors have direct access to the company secretary.

All Directors receive monthly Group management financial statements and reports and full Board papers are sent to each Director in sufficient time before Board meetings, and any further backup papers and information are readily available to all Directors on request. The Board papers include the minutes of all committees of the Board which have been held since the previous Board meeting and the chairman of each committee is available to give a report on the committee's proceedings at Board meetings, if appropriate.

The Board has a formal process whereby each Director will meet the chairman annually to review the conduct of Board meetings and the general corporate governance of the Group.

Report of the Directors

year ended 28 September 2001

The roles of chairman and chief executive are separated. The non-executive Directors are independent of management and have no material interest or other relationship with the Group. The Board has acknowledged that there should be a recognised senior member of the Board known as the senior independent director and that the position should be rotated annually among the non-executive Directors, all of whom are independent. John M. Kinder presently is the senior independent Director and holds that position until the conclusion of the Annual General Meeting in 2002.

Board committees

The Board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are listed on page 3 of this report. All committees of the Board have written terms of reference dealing with their authority and duties. Membership of the audit, option and remuneration committees is comprised exclusively of non-executive Directors. The company secretary acts as secretary of each of these committees.

The audit committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the Group's external auditors the results and scope of their audit. It also reviews the scope and performance of the Group's internal audit function and the cost effectiveness, independence and objectivity of the external auditors. The committee assists the Board in meeting its obligations under the Combined Code in the areas of risk assessment and internal controls. The external auditors are invited to attend audit committee meetings, along with the chief executive, the chief financial officer and the group chief internal audit manager. The external auditors have the opportunity to meet with the members of the audit committee alone at least once a year. John F. Casey is chairman of the audit committee.

The nomination committee is responsible for proposing to the Board any new appointments, whether of executive or non-executive Directors of the Company, and comprises the chairman of the Board, the chief executive and the chairman of the audit committee. Appointments to the Board are approved by the Board as a whole. Newly appointed Directors are subject to election by shareholders at the Annual General Meeting following their appointment. Excluding any such newly appointed Directors, one third of the Board is subject to re-election at least once every three years. Non-executive Directors are normally appointed to the Board for an initial term of three years, renewable with the Board's agreement for a further term of three years, but subject to re-election by shareholders on the normal rotation basis. An introduction programme to the Group is arranged for all new Directors including visits to the trading operations of subsidiaries. Anthony D. Barry is chairman of the nomination committee.

The option committee operates the Company's Share Option Schemes and Sharesave Schemes. John M. Kinder is chairman of the option committee.

The remuneration committee is responsible for determining the remuneration packages of the executive Directors and for making recommendations in regard to the Chairman's and Directors' fees which are fixed by the Board on the authority of the shareholders. John M. Kinder is chairman of the remuneration committee.

Shareholders

The Company has a regular dialogue with institutional shareholders throughout the year, other than during close periods. The Company also encourages communication with private shareholders throughout the year and welcomes their participation at general meetings. All new private shareholders receive a guide for shareholders which deals with a range of administrative matters to assist shareholders. Information relating to investor relations is also posted on the Company's website. All Board members attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed on substantially different issues and the agenda of business to be conducted at the Annual General Meeting includes a resolution to receive and consider the Annual Report and Accounts. The chairmen of the Board's committees are available at the Annual General Meeting. Notice of the Annual General Meeting, together with the Annual Report and Accounts, is sent to shareholders at least 20 working days before the meeting, and details of the proxy votes for and against each resolution are announced after the result of the hand votes.

Remuneration policy

The main aim of the Company's remuneration policy is to pay the Group's executive Directors competitively, having regard to comparable public companies and the need to ensure they are properly remunerated and motivated to perform in the best interests of shareholders. The Remuneration Committee obtains external advice on remuneration in comparable companies as necessary and has given full consideration to schedules A and B to the Combined Code.

The main elements of the remuneration package for executive Directors are basic salary, fees, performance related annual bonus, long term incentive scheme, pension benefits and share options.

Report of the Directors

year ended 28 September 2001

Basic salary and fees

The salaries for executive Directors are reviewed annually having regard to the job size, responsibility levels, personal performance and competitive market practice.

Performance related annual bonus

The Group operates a performance related annual Bonus Scheme for executive Directors and senior managers. Payment of an annual bonus for executive Directors depends on the achievement of targets relating principally to the Group's earnings per share, return on capital employed and pre-determined personal and corporate goals. The maximum level of annual bonus payable to any Director is 50% of basic salary.

Long term incentive scheme

The Group operates a Long Term Incentive Scheme for executive Directors and senior managers, effective from January 1994, and is designed to align their interests with those of the shareholders and give executive Directors an incentive to perform at the highest level over an extended period. The Scheme requires participants to invest in and hold Company shares. Amounts payable under the Scheme are dependant on the growth in the Company's share price over a period of at least five years so as to place it in the top five of a table of share price growth of the twenty largest companies by market capitalisation listed on the Irish Stock Exchange. The Remuneration Committee has discretion to determine the amount payable if the share price growth has been in the top ten. Below the predetermined targets, there can be no payment under the Scheme. Any entitlements under the Scheme cannot vest until, at the earliest, the end of any five year period.

Share option schemes

The Group operates Share Option and Sharesave Schemes which are based on approvals by shareholders in 1991, 1994 and 2001. It is policy to grant options under the Share Option Scheme to key executives across the Group to encourage identification with shareholders' interests. Options have been granted to some 187 executives to date. Non-executive Directors do not participate in the Scheme. Under the 1991 and 1994 Schemes, basic options cannot be exercised before the expiration of three years from the date of grant and, only then, if the Company's earnings per share growth over five years has been such as to place the Company in the top quartile of companies listed on the Irish Stock Exchange by reference to growth in earnings per share over the same period; provided that second tier options shall in any case be exercisable if the Company's earnings per share growth over the relevant period is greater, by not less than 10% on an annualised basis, than the increase in the Consumer Price Index over that period. Under the 2001 Scheme, basic options can only be exercised where there has been an increase in the earnings per share of the Company of at least the increase in the Consumer Price Index over a three year period plus 5% compounded per annum, and second tier options can only be exercised where:

(i) there has been an increase in the earnings per share of the Company of at least the increase in the Consumer Price Index over a five year period plus 10% compounded per annum; and

(ii) the rate of increase in the earnings per share of the company place it at the top quarter of a table of growth rates of earnings per share of comparative companies over that period.

The Group encourages eligible employees to save in order to buy shares in the Company. The Sharesave Schemes provide a means of saving and gives employees the opportunity to become shareholders. To date, approximately 1,400 employees have been granted options under the Sharesave Schemes.

Pension benefits

In accordance with the terms agreed on appointment, pension benefits for executive Directors appointed before 1992 are based on two-thirds of earnings at normal retirement date excluding any payments which may be made under the Long Term Incentive Scheme.

Service contracts

Executive Directors have contracts requiring less than a year's notice to terminate them. The non-executive Directors do not have service contracts.

Going concern

The Directors, after making enquiries, have a reasonable expectation that the Group has adequate resources to continue operating for the foreseeable future. For this reason, the going concern basis continues to be adopted in preparing the financial statements.

Report of the Directors

year ended 28 September 2001

Internal control

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness and for confirming that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group's strategic objectives. This process has been in place throughout the financial year and up to the date of the approval of the Annual Report and Accounts and accords with the Turnbull guidance. This system can only provide reasonable and not absolute assurance against material misstatement or loss. The systems involve the Board considering the following:

- the nature and extent of the risks facing the Group;
- the extent and categories of risks it regards as acceptable for the Group to bear;
- the likelihood of the risks materialising;
- the Group's ability to reduce the incidence and impact on its business of risks that do materialise; and
- the costs of operating particular controls relative to the benefits thereby obtained in managing related risks.

The risks faced by the Group are reviewed regularly with management and with the audit committee of the Board whose Terms of Reference require it to conduct an annual assessment and make a report to the Board on the nature and extent of the significant risks facing the Group; the design, operation and monitoring by management of internal control systems; and the adequacy and frequency of reports from management to the Board and whether they give a balanced assessment of the significant risks and the effectiveness of the system of internal control in managing those risks.

In accordance with the process outlined above, the Board has satisfied itself on the effectiveness of the internal control systems in operation and it has approved the reporting lines to it to ensure the ongoing effectiveness of the internal controls and reporting structures.

The key elements of the system are as follows:

(a) the Corporate Manual, which includes a statement of corporate values, distributed throughout the Group;
(b) clearly defined organisation structures and lines of authority;
(c) corporate policies for financial reporting, treasury and financial risk management, environmental management, information technology and security, project appraisal and corporate governance;
(d) annual budgets and three year business plans for all operating units, identifying key risks and opportunities;
(e) monitoring of performance against budgets and reporting thereon to the Directors on a monthly basis;
(f) an internal audit department which reviews key business processes and controls; and
(g) an audit committee which approves plans and deals with significant control issues raised by internal or external audit.

Finally, the Directors through the use of appropriate procedures and systems and the employment of competent persons has ensured that measures are in place to secure compliance with the Company's obligation to keep proper books of account. The books of account are kept at the registered office of the Company.

Research and development

The Group continued its research and development programme in relation to its principal activities during the year. Further information is contained in the reviews on pages 6 to 24.

Health and safety

In accordance with the Safety, Health and Welfare legislation, safety statements have been prepared by each of the relevant companies in the Group and the policies as set out in these statements are kept under review on an ongoing basis.

Taxation status

So far as the Directors are aware, the Company is not a close company within the meaning of the Corporation Tax Acts.

Auditors

The auditors, PricewaterhouseCoopers, continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Special business at the Annual General Meeting

Shareholders are being asked to renew, until the Annual General Meeting in 2003, the authority to disapply the statutory pre-emption provisions in the event of a rights issue or in any other issue for cash up to an aggregate nominal value equal to 5% of the Company's issued ordinary share capital for the time being.

Report of the Directors

year ended 28 September 2001

Shareholders are being asked to renew until the Annual General Meeting in 2003 or 6 August 2003, whichever is the earlier, the powers to give the Company, or any of its subsidiaries, the authority to purchase up to 10% of the Company's own shares and to reissue such shares purchased by it and not cancelled. The Directors would only exercise the power to purchase the Company's own shares at price levels which they considered to be in the best interests of the shareholders generally, after taking account of the Company's overall financial position. The minimum price which may be paid for a purchase of the Company's own shares shall be the nominal value of the ordinary shares and the maximum price which may be paid shall be 105% of the then average market price of the ordinary shares.

Shareholders are being asked to amend the Articles of Association of the Company so as to permit the use of electronic communications. If these amendments are adopted, the Directors will be authorised to implement mechanisms whereby shareholders can appoint proxies to attend on their behalf at shareholders' meetings through the use of an electronic proxy form. In addition, the amendments will allow shareholders to receive annual reports and other financial information and notices from the Company electronically. These amendments will also permit board meetings to be convened electronically and for Directors to adopt written resolutions in electronic form. The amendments which are being proposed are in compliance with the requirements of the Listing Rules, as well as the Best Practice Guide issued by the Institute of Chartered Secretaries and Administrators entitled "Electronic Communications with Shareholders". For these forms of electronic communications to be used, they must be in compliance with the specifications approved by the Company and notified to shareholders. In addition, no shareholder can be required to accept an electronic communication unless he has specifically consented to the use of such form of communication.

A copy of the draft proposed new Articles of Association containing all of the amendments required to permit the use of electronic communications is available for inspection at the registered office of the Company and on the Company's website - www.greencore.ie.

In amending the Articles this way, the opportunity is also being taken to update the references in the Articles to the Companies Acts, 1963 to 2001, as well as to remove all references to "Irish pounds" and "IR£" and replace them with "euro" and "€", respectively.

Under the final item of Special Business, shareholders are being asked to authorise the increase in the maximum number of Directors from ten to twelve.

Dublin
10 January 2002

A.D. Barry }
K.C. O'Sullivan } Directors

Statement of the Directors' Responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit and loss of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report

to the members of Greencore Group plc

We have audited the financial statements on pages 35 to 58 and the detailed information on Directors' interests in shares and share options on page 26.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 32 in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, auditing standards issued by the Auditing Practices Board applicable in Ireland and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the Directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the Company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the chairman's statement, the chief executive's review and the operating and financial review.

We review whether the corporate governance statement on page 27 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 28 September 2001 and of the result and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992.
We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.
In our opinion the information given in the Directors' report on pages 25 to 31 is consistent with the financial statements.
The net assets of the Company as stated in the Company balance sheet on page 37 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 28 September 2001 a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors

Dublin
10 January 2002

Five Year Record

	1997 €'000	1998 €'000	1999 €'000	2000 €'000	**2001 €'000**
Profit & loss account					
Turnover	592,845	751,750	862,399	905,933	**1,798,574**
Operating profit before goodwill amortisation and exceptional items	59,226	71,702	81,943	80,165	**116,239**
Goodwill amortisation	-	-	(550)	(1,014)	**(13,596)**
Share of associates - net of interest	12,815	6,663	4,344	6,734	**1,708**
Exceptional items - net	(7,319)	-	(1,284)	(63,322)	**(47,059)**
Finance cost - net	(1,592)	(4,467)	(11,413)	(15,254)	**(55,212)**
Profit before taxation	63,130	73,898	73,040	7,309	**2,080**
Taxation	8,676	10,761	6,929	6,499	**6,426**
Minority interests	1,073	1,568	2,576	1,679	**1,370**
Profit/(loss) attributable to Group shareholders	53,381	61,569	63,535	(869)	**(5,716)**
Dividends	18,630	20,163	22,178	23,617	**23,664**
Retained profit/(loss)	34,751	41,406	41,357	(24,486)	**(29,380)**

	1997 €'000	1998 €'000	1999 €'000	2000 €'000	**2001 €'000**
Balance sheet					
Fixed assets	297,163	349,724	395,340	429,342	**1,047,112**
Current assets					
Stocks	121,214	151,386	163,523	180,090	**238,337**
Debtors	113,661	131,456	137,087	159,682	**304,109**
Cash and bank balances	74,635	93,883	116,140	134,977	**253,421**
	309,510	376,725	416,750	474,749	**795,867**
Creditors - short term	190,809	309,962	231,827	257,103	**712,686**
Net current assets	118,701	66,763	184,923	217,646	**83,181**
Total assets less current liabilities	415,864	416,487	580,263	646,988	**1,130,293**
Creditors - long term	85,962	152,554	289,783	345,642	**857,275**
	329,902	263,933	290,480	301,346	**273,018**
Financed by					
Called up share capital	121,518	121,696	121,718	120,880	**120,991**
Reserves	203,316	137,484	163,954	175,518	**146,979**
Minority interests	5,068	4,753	4,808	4,948	**5,048**
	329,902	263,933	290,480	301,346	**273,018**

Consolidated Profit and Loss Account

year ended 28 September 2001

	Notes	2001 Continuing operations €'000	2001 Acquisitions €'000	2001 Total continuing €'000	2001 Discontinued operations €'000	2001 Total €'000	2000 Total €'000
Turnover	2	931,249	655,883	1,587,132	211,442	1,798,574	905,933
Cost of sales	3	719,536	511,971	1,231,507	169,065	1,400,572	697,113
Gross profit		211,713	143,912	355,625	42,377	398,002	208,820
Net operating costs	4	149,655	99,111	248,766	32,997	281,763	128,655
Operating profit before goodwill amortisation and exceptional items	2	62,058	44,801	106,859	9,380	116,239	80,165
Goodwill amortisation		(1,874)	(11,722)	(13,596)	-	(13,596)	(844)
Exceptional item	5	-	(2,214)	(2,214)	-	(2,214)	-
Operating profit	2	60,184	30,865	91,049	9,380	100,429	79,321
Share of operating profit of associated undertakings before goodwill amortisation		3,304	-	3,304	(1,605)	1,699	10,962
Goodwill amortisation of associates		-	-	-	-	-	(170)
Share of operating profit/(loss) of associates		3,304	-	3,304	(1,605)	1,699	10,792
	2	63,488	30,865	94,353	7,775	102,128	90,113
Exceptional items:							
Losses less gains on sale or termination of operations	5			-	(13,479)	(13,479)	-
Fundamental re-organisation and restructuring	5			(25,618)	(5,748)	(31,366)	-
Profit on sale of property	5			-	-	-	7,620
Write-off of associate investment	5			-	-	-	(32,120)
Goodwill reinstatement of associate investment	5			-	-	-	(38,822)
Profit/(loss) on ordinary activities before interest and taxation				68,735	(11,452)	57,283	26,791
Interest receivable and similar income						4,316	4,370
Interest payable and similar charges	6					(57,668)	(19,624)
Amortisation of issue costs of finance facility						(1,860)	-
Share of interest receivable/(payable) - associates						9	(4,228)
Profit on ordinary activities before taxation	7					2,080	7,309
Taxation on profit on ordinary activities	8					6,426	6,499
(Loss)/profit on ordinary activities after taxation						(4,346)	810
Minority interests						1,370	1,679
Loss attributable to Group shareholders	9					(5,716)	(869)
Dividends	10					23,664	23,617
Retained loss	23					(29,380)	(24,486)
Adjusted earnings per ordinary share	11						
Basic						30.4c	34.0c
Fully diluted						30.3c	33.9c
Loss per ordinary share	11						
Basic						(3.1c)	(0.5c)
Fully diluted						(3.0c)	(0.5c)

A.D. Barry } Directors
K.C. O'Sullivan

Consolidated Balance Sheet

at 28 September 2001

	Notes	2001 €'000	2000 €'000
Fixed assets			
Intangible assets	13	**343,774**	32,781
Tangible assets	13	**693,872**	387,659
Financial assets	14	**9,466**	8,902
		1,047,112	429,342
Current assets			
Stocks	15	**238,337**	180,090
Debtors	16	**304,109**	159,682
Cash and bank balances		**253,421**	134,977
		795,867	474,749
Creditors			
Amounts falling due within one year	17	**712,686**	257,103
Net current assets		**83,181**	217,646
Total assets less current liabilities		**1,130,293**	646,988
Creditors			
Amounts falling due after more than one year	17	**801,648**	306,390
Provisions for liabilities and charges	19	**54,091**	37,195
Development grants	20	**1,536**	2,057
		857,275	345,642
Net assets		**273,018**	301,346
Capital and reserves			
Called up share capital	21	**120,991**	120,880
Capital conversion reserve fund		**934**	934
Share premium account	22	**84,684**	84,488
Profit and loss account	23	**68,922**	97,487
Other reserves	23	**(7,561)**	(7,391)
Shareholders' funds - equity interests		**267,970**	296,398
Minority interests - equity interests		**5,048**	4,948
		273,018	301,346

A.D. Barry
K.C. O'Sullivan } Directors

Company Balance Sheet

at 28 September 2001

	Notes	2001 €'000	2000 €'000
Fixed assets			
Tangible assets	13	**801**	1,070
Financial assets	14	**1,198,549**	685,858
		1,199,350	686,928
Current assets			
Debtors	16	**198,162**	12,794
Cash and bank balances		**123**	-
		198,285	12,794
Creditors			
Amounts falling due within one year	17	**179,985**	269,142
Net current assets/(liabilities)		**18,300**	(256,348)
Total assets less current liabilities		**1,217,650**	430,580
Creditors			
Amounts falling due after more than one year	17	**930,420**	196,712
Net assets		**287,230**	233,868
Capital and reserves			
Called up share capital	21	**120,991**	120,880
Capital conversion reserve fund		**934**	934
Share premium account	22	**84,684**	84,488
Profit and loss account		**80,621**	27,566
Company shareholders' funds - equity interests		**287,230**	233,868

A.D. Barry } Directors
K.C. O'Sullivan

Consolidated Cash Flow Statement

year ended 28 September 2001

	Notes	€'000	2001 €'000	€'000	2000 €'000
Net cash inflow from operating activities	24		219,390		65,955
Dividends from associates			1,654		3,664
Returns on investments and servicing of finance					
Interest received		4,847		4,177	
Interest paid		(30,718)		(19,666)	
Dividends paid to minorities		(1,385)		(1,531)	
			(27,256)		(17,020)
Taxation					
Corporation tax paid			(6,374)		(4,796)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(81,589)		(34,185)	
Disposal of tangible fixed assets		11,908		4,077	
Sale of trade investment		-		988	
			(69,681)		(29,120)
Acquisitions and disposals					
Acquisitions less disposals of subsidiary and associated undertakings	25	(355,562)		(20,095)	
Overdraft less cash acquired on acquisitions/disposals		(5,353)		(1,124)	
Sale of Wallingford maltings		-		1,955	
			(360,915)		(19,264)
Equity dividends paid			(23,629)		(22,892)
Cash outflow before use of liquid resources and financing			(266,811)		(23,473)
Management of liquid resources					
Increase in short term deposits			(46,749)		(13,288)
Financing					
Issue of shares		307		322	
Finance leases		(1,471)		(1,035)	
Bank and other loans		397,751		42,691	
			396,587		41,978
Increase in cash in the period			83,027		5,217
Reconciliation of net cash flow to movements in net debt					
Increase in cash in the period			83,027		5,217
Cash flow from increase in debt and lease financing			(396,281)		(41,656)
Cash flow from increase in liquid resources			46,749		13,288
Change in net debt resulting from cash flow			(266,505)		(23,151)
Loan notes	26		439		(10,055)
Loans and finance leases acquired with subsidiaries			(262,291)		(6,520)
Finance leases			(2,594)		-
Translation differences			5,918		(6,709)
Movement in net debt in period			(525,033)		(46,435)
Net debt at 30 September 2000	26		(197,605)		(151,170)
Net debt at 28 September 2001	26		(722,638)		(197,605)

Statement of Total Recognised Gains and Losses

year ended 28 September 2001

	2001 €'000	2000 €'000
Loss for financial year attributable to Group shareholders	**(5,716)**	(869)
Exchange adjustments	**(170)**	(3,932)
Total recognised losses for the year	**(5,886)**	(4,801)

Note of Historical Cost Profits and Losses

year ended 28 September 2001

	2001 €'000	2000 €'000
Profit on ordinary activities before taxation	**2,080**	7,309
Difference between historical cost depreciation charge and actual charge for the year calculated on the revalued amount	**576**	593
Historical cost profit on ordinary activities before taxation	**2,656**	7,902
Retained historical cost loss	**(28,804)**	(23,893)

Reconciliation of Movements in Shareholders' Funds

year ended 28 September 2001

	2001 €'000	2000 €'000
Total recognised gains and losses for the year	**(5,886)**	(4,801)
Dividends	**(23,664)**	(23,617)
Issue of new shares	**307**	322
Reinstatement of goodwill previously written off	**815**	38,822
Net change in shareholders' funds	**(28,428)**	10,726
Opening shareholders' funds	**296,398**	285,672
Closing shareholders' funds	**267,970**	296,398

Notes to the Financial Statements

year ended 28 September 2001

1. Statement of accounting policies and estimation techniques

(a) Basis of accounting

The financial statements are prepared in euro under the historical cost convention, as modified by the revaluation of certain fixed assets. They have been prepared in accordance with accounting standards generally accepted in Ireland and the United Kingdom and with Irish statue comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. Accounting standards generally accepted in Ireland and the United Kingdom in preparing financial statements giving a true and fair view are those issued by the Accounting Standards Board.

(b) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertakings, together with the Group's share of the results of associated undertakings. The annual audited financial statements of all subsidiary and associated undertakings are made up to the end of the Group's financial year, except for two associated undertakings which have accounting dates of 31 March and 31 October. The results for the period between the latest audited financial statements and the Group's year-end are incorporated into the Group's financial statements on the basis of unaudited management accounts.

Where accounting policies followed by subsidiary or associated undertakings differ significantly from those adopted for the purpose of the Group's financial statements, appropriate adjustments are made to ensure a consistent basis of accounting.

Businesses acquired or disposed of during the year are accounted for in the consolidated financial statements from the date of acquisition or up to the date of disposal.

(c) Depreciation

Depreciation is calculated so as to write off the cost or valuation, less residual value, of each fixed asset during its expected useful life using the straight line or reducing balance methods over the following periods:

Buildings	40 - 50 years
Plant, machinery, fixtures and fittings	5 - 25 years

No depreciation is provided on freehold land.

(d) Stocks

Stocks are valued at the lower of cost and net realisable value. Where appropriate, cost includes a proportion of variable and fixed production overheads. Net realisable value is the actual or estimated selling price less all further costs to completion and all costs to be incurred in marketing, selling and distribution.

(e) Deferred taxation

Deferred taxation is provided using the liability method on all material timing differences except to the extent that it is not expected to become payable in the foreseeable future.

(f) Pension costs

Pension costs for the Group's defined benefit pension schemes are charged to the profit and loss account over the period of employment of pensionable employees. Variations from regular cost are spread over the expected remaining service lives of the relevant employees.

The costs of the Group's defined contribution schemes are charged to the profit and loss account in the period in which they are incurred.

(g) Research and development

All expenditure on research and development is written off in full against the results of the period in which it is incurred.

(h) Foreign currencies

Transactions expressed in foreign currencies are translated into euro at the rate of exchange ruling at the date of the transaction. Foreign currency assets and liabilities are translated at the year-end exchange rates, except in the case of contracts covered by forward exchange arrangements, where the contract rate is substituted. The resulting profits or losses are dealt with in the profit and loss account.

Notes to the Financial Statements

year ended 28 September 2001

1. Statement of accounting policies and estimation techniques (continued)

The profit and loss accounts of foreign subsidiaries and associated undertakings are translated at the weighted average rates of exchange for the year and the balance sheets are translated at the year-end rates. The exchange differences arising net of related hedges are taken to reserves.

(i) Development grants

Development grants are treated as deferred credits and credited to the profit and loss account over the expected useful lives of the assets to which the grants relate.

(j) Goodwill

Goodwill arising on acquisitions prior to 25 September 1998 was written off through reserves in the year in which it arose.

Goodwill arising on acquisitions after 25 September 1998 is capitalised and amortised on a straight line basis over its estimated useful economic life, not exceeding 20 years. Goodwill comprises the excess of the consideration over the fair value of the net assets acquired.

(k) Leasing

Assets acquired under finance leases are capitalised and depreciated over the shorter of the lease term or their estimated useful lives. Operating lease rentals are charged to the profit and loss account in the year to which they relate.

(l) Financial instruments

Forward foreign exchange contracts and currency options are used to hedge foreign transactional cash flows and accordingly any gains and losses on these contracts are recognised in the profit and loss account when the underlying transaction is settled.

Interest rate swap agreements and similar contracts are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contracts.

2. Analysis of results

	2001			2000		
	Turnover	**Operating profit**		Turnover	Operating profit	
		Pre goodwill & exceptional	**Post goodwill & exceptional**		Pre goodwill & exceptional	Post goodwill & exceptional
	€'000	**€'000**	**€'000**	€'000	€'000	€'000
By activity						
Continuing operations						
Ingredients	**474,858**	**45,128**	**45,128**	478,422	50,528	50,528
Chilled & frozen	**548,203**	**28,554**	**19,945**	45,770	5,564	5,607
Ambient grocery	**421,045**	**23,841**	**16,662**	224,987	14,274	13,412
Agribusiness	**143,026**	**9,336**	**9,314**	138,033	10,510	10,485
	1,587,132	**106,859**	**91,049**	887,212	80,876	80,032
Discontinued operations						
Ingredients	**-**	**-**	**-**	-	-	-
Chilled & frozen	**126,159**	**3,376**	**3,376**	9,774	(419)	(419)
Ambient grocery	**78,814**	**7,384**	**7,384**	-	-	-
Agribusiness	**6,469**	**(1,380)**	**(1,380)**	8,947	(292)	(292)
	211,442	**9,380**	**9,380**	18,721	(711)	(711)
Total - subsidiaries	**1,798,574**	**116,239**	**100,429**	905,933	80,165	79,321
Associated undertakings						
Continuing operations	**83,851**	**3,304**	**3,304**	89,326	3,434	3,434
Discontinued operations	**4,825**	**(1,605)**	**(1,605)**	134,211	7,528	7,358
Total - associates	**88,676**	**1,699**	**1,699**	223,537	10,962	10,792
Total			**102,128**			90,113

Notes to the Financial Statements

year ended 28 September 2001

2. Analysis of results (continued)

	2001			2000		
	Turnover	Operating profit		Turnover	Operating profit	
		Pre goodwill & exceptional	Post goodwill & exceptional		Pre Goodwill & exceptional	Post goodwill & exceptional
	€'000	€'000	€'000	€'000	€'000	€'000
By geographical market						
Results by origin						
Continuing operations						
Republic of Ireland	462,507	44,935	44,930	457,544	59,636	59,626
United Kingdom & rest of world	1,124,625	61,924	46,119	429,668	21,240	20,406
	1,587,132	106,859	91,049	887,212	80,876	80,032
Discontinued operations						
Republic of Ireland	6,693	4	4	6,744	(23)	(23)
United Kingdom & rest of world	204,749	9,376	9,376	11,977	(688)	(688)
	211,442	9,380	9,380	18,721	(711)	(711)
Total	1,798,574	116,239	100,429	905,933	80,165	79,321
Turnover by destination						
Continuing operations						
Republic of Ireland	452,709			416,464		
United Kingdom & rest of world	1,134,423			470,748		
	1,587,132			887,212		
Discontinued operations						
Republic of Ireland	5,897			5,998		
United Kingdom & rest of world	205,545			12,723		
	211,442			18,721		
Total	1,798,574			905,933		

	2001		2000	
	Net assets		Net assets	
	Excluding goodwill	Including goodwill	Excluding goodwill	Including goodwill
	€'000	€'000	€'000	€'000
By activity				
Continuing operations				
Ingredients	274,826	274,829	304,228	304,232
Chilled & frozen	157,456	366,763	18,955	33,298
Ambient grocery	164,221	298,299	79,357	97,384
Agribusiness	44,412	44,798	47,637	48,044
	640,915	984,689	450,177	482,958
Discontinued operations				
Ingredients	-	-	-	-
Chilled & frozen	736	736	3,981	3,981
Ambient grocery	-	-	-	-
Agribusiness	830	830	3,175	3,175
	1,566	1,566	7,156	7,156
Total Subsidiaries	642,481	986,255	457,333	490,114
Associated undertakings				
Continuing operations	9,401	9,401	8,837	8,837
Discontinued operations	-	-	-	-
Total Associates	9,401	9,401	8,837	8,837
Total		995,656		498,951
Less Group net borrowings		(722,638)		(197,605)
		273,018		301,346

Notes to the Financial Statements

year ended 28 September 2001

2. Analysis of results (continued)

	2001		2000	
	Net assets		Net assets	
	Excluding goodwill	Including goodwill	Excluding goodwill	Including goodwill
Results by origin	€'000	€'000	€'000	€'000
Continuing operations				
Republic of Ireland	216,795	216,795	229,046	229,046
United Kingdom & rest of world	424,120	767,894	221,131	253,912
	640,915	984,689	450,177	482,958
Discontinued operations				
Republic of Ireland	-	-	2,823	2,823
United Kingdom & rest of world	1,566	1,566	4,333	4,333
	1,566	1,566	7,156	7,156
Total	642,481	986,255	457,333	490,114
Associated undertakings		9,401		8,837
		995,656		498,951
Less Group net borrowings		(722,638)		(197,605)
		273,018		301,346

Segmental figures for the year to 29 September 2000 have been restated to reflect the changes in the Group structure following the acquisition of Hazlewood Foods plc. As required by FRS2, the figures exclude certain acquired subsidiaries held exclusively for resale, principally FH Lee, Rowan and P.K..

The year 2001 comprised 52 weeks (2000: 53 Weeks).

3 Cost of sales

	2001 Continuing operations	2001 Acquisitions	2001 Total continuing	2001 Discontinued operations	2001 Total	2000 Total
	€'000	€'000	€'000	€'000	€'000	€'000
	719,536	511,971	1,231,507	169,065	1,400,572	697,113

Cost of sales relating to discontinued operations in 2000 was €16.886m.

4 Net operating costs

	2001 Continuing operations	2001 Acquisitions	2001 Total continuing	2001 Discontinued operations	2001 Total	2000 Total
	€'000	€'000	€'000	€'000	€'000	€'000
Distribution costs	88,752	50,274	139,026	16,804	155,830	74,868
Administrative expenses	59,642	44,145	103,787	16,066	119,853	59,419
Research and development	3,965	4,019	7,984	-	7,984	3,424
Other operating expenses	2,162	943	3,105	208	3,313	509
	154,521	99,381	253,902	33,078	286,980	138,220
Other operating income	(4,866)	(270)	(5,136)	(81)	(5,217)	(9,565)
	149,655	99,111	248,766	32,997	281,763	128,655

Net operating costs relating to discontinued activities in 2000 was €2.546m.

5 Exceptional items

The exceptional charge of €2.214m principally relates to the start-up costs on two major plants commissioned in the period.

The exceptional charge of €31.366m relates to a fundamental re-organisation and restructuring of the Group's operations following the acquisition of Hazlewood Foods plc, together with the related losses less gains on sale or termination of operations of €13.479m.

The exceptional items in 2000 relate to a profit on disposal of property of €7.620m and the write-off of the investment in an associate company, Imperial Sugar, of €32.120m together with the reinstatement of goodwill previously written off directly against reserves of €38.822m.

There was no tax impact of the exceptional items in 2001 and 2000.

Notes to the Financial Statements

year ended 28 September 2001

6 Interest payable and similar charges

	2001 €'000	2000 €'000
On bank borrowings:		
repayable within five years, other than by instalments	**53,888**	18,522
repayable within five years by instalments	**122**	143
On other loans repayable within five years	**3,408**	874
On lease finance	**250**	85
	57,668	19,624

7 Profit on ordinary activities before taxation

	2001 €'000	2000 €'000
Profit before taxation is stated after charging/(crediting)		
Depreciation:		
Owned assets	**49,533**	27,064
Leased assets	**6,780**	3,526
	56,313	30,590

Directors' remuneration:	Ordinary fees	Special fees	Basic salary	Pension contribution (3)	Other benefits (4)	Performance related bonus (5)	2001 Total
Executive Directors	€'000	€'000	€'000	€'000	€'000	€'000	€'000
D.J. Dilger	27	-	411	-	29	72	539
P.T. Kennedy (1)	16	-	106	-	20	39	181
K.C. O'Sullivan	27	-	268	-	34	49	378
B.J. Power	27	-	217	-	34	44	322
F.P. Woodall (1)	16	-	189	9	11	33	258
2001	113	-	1,191	9	128	237	1,678
2000 (3 Directors)	76	-	829	-	97	199	1,201
Non Executive Directors							
A.D. Barry	27	71	-	-	-	-	98
B.M. Cahill (2)	9	54	-	-	8	-	71
J.P. Casey	27	6	-	-	-	-	33
E.P. Galvin (2)	9	3	-	-	-	-	12
J.M. Kinder	27	6	-	-	-	-	33
P.R. O'Donoghue	27	6	-	-	-	-	33
R.D. Scott	27	6	-	-	-	-	33
2001	153	152	-	-	8	-	313
2000 (7 Directors)	178	107	-	-	20	-	305
2001 Total Remuneration	266	152	1,191	9	136	237	1,991
2000 (10 Directors)	254	107	829	-	117	199	1,506

1. P.T. Kennedy and F.P. Woodall were appointed directors on 21 February 2001.
2. B.M. Cahill and E.P. Galvin retired as directors on 8 February 2001.
3. Relates to contributions to Hazlewood Foods Retirement Benefit Scheme.
4. Relates to health insurance and use of company car or motoring allowance.
5. Bonus was paid for work creating a growth platform for the Group with the associated restructuring and rationalisation and in relation to personal and corporate goals.

Details of Directors' share options and long term incentive arrangements are set out on pages 26 and 29.

Directors' Pensions:

The following table sets out the pension disclosures in accordance with the Listing Rules of the Irish Stock Exchange.

	Accrued benefit at year end	Increase in accrued benefits during year	Transfer value of increase
Executive Directors	€'000	€'000	€'000
D.J. Dilger	174	12	115
P.T. Kennedy	16	16	92
K.C. O'Sullivan	251	23	381
B.J. Power	211	19	318
F.P. Woodall	13	11	164
2001	665	81	1,070
2000 (3 Directors)	558	83	1068

Notes to the Financial Statements

year ended 28 September 2001

7 Profit on ordinary activities before taxation (continued)

	2001	2000
	€'000	€'000
Auditors' remuneration	1,289	670
Operating lease rentals		
Plant and machinery	13,008	3,412
Land and buildings	6,745	1,493
	19,753	4,905
Amortisation of development grants	(541)	(460)

Prior to the acquisition by Greencore, the ambient bottled sauces site at Selby suffered a major flood resulting in the site being out of operation for some considerable time. This incident is subject to an insurance claim. At the date of these accounts, the claim is not settled. In the period since acquisition, €20.8m has been taken to the profit and loss account, in respect of the increased costs of working and other consequential losses of the flood. No accrued amounts are carried in the closing balance sheet.

8 Taxation on profit on ordinary activities

	2001	2000
Based on profit for the year:	€'000	€'000
Corporation tax	2,668	4,230
Deferred tax	1,048	(456)
Overseas tax	1,762	693
Share of associated undertakings' taxation	948	2,032
	6,426	6,499

9 Loss attributable to Group shareholders

The result attributable to Group shareholders dealt with in the financial statements of the holding company amounted to a profit of €76.719m (2000: €6.071m). A separate profit and loss account has not been prepared for the holding company as the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with.

10 Dividends

	2001	2000
Paid: -	€'000	€'000
Ordinary interim dividend of 4.380596c per share (2000: 4.380596c per share)	8,197	8,186
Proposed: -		
Ordinary dividend of 8.253298c per share (2000: 8.253298c per share)	15,467	15,431
	23,664	23,617

11 Earnings per ordinary share

The calculation of adjusted earnings per share is after elimination of the exceptional charges of €47.059m (tax relief nil), goodwill amortisation of €13.596m (tax relief nil) and amortisation of acquisition finance facility costs of €1.860m (tax relief nil). The calculation of adjusted earnings per share in 2000 is after elimination of the exceptional charges of €63.322m (tax relief nil) and goodwill amortisation of €1.014m (tax relief nil).

The calculation of earnings per share is based on a loss of €5.716m (2000: loss of €0.869m) and on 187.1 million ordinary shares (2000: 186.9 million) being the weighted average number of ordinary shares in issue during the period. The fully diluted earnings per share has been calculated on the basis of 187.5m ordinary shares (2000: 187.4m) and this reflects the effect of all dilutive potential shares in issue. The calculation of earnings per share excludes 4.9m treasury shares arising from the share repurchase programme.

Notes to the Financial Statements

year ended 28 September 2001

12 Employment

	2001 €'000	2000 €'000
The staff costs for the year were:		
Wages and salaries	**324,811**	112,602
Social welfare costs	**30,847**	11,018
Other pension costs	**11,953**	3,592
	367,611	127,212

	No.	No.
The average number of persons employed by the Group is analysed as follows :		
Ingredients	**1,085**	1,123
Ambient grocery	**5,039**	1,827
Chilled & frozen	**7,300**	448
Agribusiness	**273**	284
	13,697	3,682

Segmental figures for the year to 29 September 2000 have been restated to reflect the changes in the Group structure following the acquisition of Hazlewood Foods plc.

13 Intangible and tangible assets

(a) Intangible assets - goodwill

	2001 €'000	2000 €'000
At 29 September 2000	**32,781**	14,248
Goodwill on acquisition	**334,590**	19,377
Goodwill disposed of	**(9,490)**	-
Other movements	**(511)**	-
Amortised to profit and loss account	**(13,596)**	(844)
At 28 September 2001	**343,774**	32,781

Goodwill is being amortised over 20 years

(b) Tangible assets

Group	Land and buildings €'000	Plant and machinery €'000	Fixtures and fittings €'000	Capital work in progress €'000	**Total €'000**
Cost or valuation					
At 29 September 2000	186,485	558,113	16,936	2,992	**764,526**
Additions	18,203	49,151	1,214	15,796	**84,364**
Acquisitions	187,012	371,572	-	1,581	**560,165**
Disposals	(30,380)	(37,401)	(659)	-	**(68,440)**
Exchange adjustments	144	(6,586)	(202)	(136)	**(6,780)**
At 28 September 2001	361,464	934,849	17,289	20,233	**1,333,835**
Depreciation					
At 29 September 2000	33,870	331,491	11,506	-	**376,867**
Charge for the year	5,983	48,495	1,835	-	**56,313**
Acquisitions	23,149	217,189	-	-	**240,338**
Disposals	(4,090)	(25,044)	(766)	-	**(29,900)**
Exchange adjustments	(149)	(3,397)	(109)	-	**(3,655)**
At 28 September 2001	58,763	568,734	12,466	-	**639,963**
Net book value					
At 28 September 2001	302,701	366,115	4,823	20,233	**693,872**
At 29 September 2000	152,615	226,622	5,430	2,992	**387,659**

Notes to the Financial Statements

year ended 28 September 2001

13 (b) Tangible assets (continued)

	Land and buildings €'000	Plant and machinery €'000	Fixtures and fittings €'000	Capital work in progress €'000	Total €'000
Historical cost basis					
At 28 September 2001					
Cost	333,259	935,215	17,289	20,233	**1,305,996**
Aggregate depreciation	(55,562)	(568,074)	(12,466)	(1,930)	**(638,032)**
	277,697	367,141	4,823	18,303	**667,964**
Net book value of leased assets					
At 28 September 2001	1,238	78,496	3,899	-	**83,633**

The Group has availed of the transitional provisions included within FRS15 "Tangible Fixed Assets" and has not updated its asset revaluations. The last valuation, which applies to certain land and buildings and storage silos, was completed on 31 March 1990, using as appropriate an open market value basis or a depreciated replacement cost basis. These valuations which were completed by an independent professional valuer, Donal O'Buachalla & Company Limited, have been incorporated above.

	Plant and machinery €'000	Fixtures and fittings €'000	Total €'000
Company			
Cost			
At 29 September 2000	613	2,381	**2,994**
Additions	-	19	**19**
Disposals	-	(38)	**(38)**
At 28 September 2001	613	2,362	**2,975**
Depreciation			
At 29 September 2000	276	1,648	**1,924**
Charge for the year	48	240	**288**
Disposals	-	(38)	**(38)**
At 28 September 2001	324	1,850	**2,174**
Net book value			
At 28 September 2001	289	512	**801**
At 29 September 2000	337	733	**1,070**

14 Financial assets

	Associated undertakings €'000	Other investments €'000	Total €'000
Group			
At 29 September 2000	8,837	65	**8,902**
Retained profits less dividends	724	-	**724**
Foreign exchange adjustments	(160)	-	**(160)**
At 28 September 2001	9,401	65	**9,466**

Other investments include listed investments at cost or written down value of €26,000 (2000: €27,000). The market value of these investments at 28 September 2001 amounted to €31,000 (2000: €27,000).

Notes to the Financial Statements

year ended 28 September 2001

14 Financial assets (continued)

Company

Interest in subsidiary undertakings	Equity €'000	Loans €'000	**Total €'000**
At 29 September 2000	112,680	573,178	**685,858**
Additions/(disposals) at cost	(4)	518,065	**518,061**
Foreign exchange	-	(5,370)	**(5,370)**
At 28 September 2001	112,676	1,085,873	**1,198,549**

Principal trading subsidiary and associated undertakings are set out in Note 30.

15 Stocks

	2001 €'000	2000 €'000
Raw materials and consumables	**133,961**	99,719
Work in progress	**10,506**	10,990
Finished goods and goods for resale	**93,870**	69,381
	238,337	180,090

The estimated replacement cost of stocks is not considered to be materially different from the amounts stated above.

16 Debtors

	Group		Company	
	2001 €'000	2000 €'000	**2001 €'000**	2000 €'000
Amounts falling due within one year:				
Trade debtors	**201,306**	123,777	**-**	-
Amounts owed by associated undertakings	**687**	785	**-**	-
Amounts owed by subsidiary undertakings	**-**	-	**197,986**	12,500
Other debtors	**31,943**	24,690	**152**	185
Prepayments and accrued income	**70,173**	10,430	**24**	109
	304,109	159,682	**198,162**	12,794

17 Creditors

	Group		Company	
	2001 €'000	2000 €'000	**2001 €'000**	2000 €'000
Amounts falling due within one year:				
Bank overdrafts	**5,793**	15,890	**245**	320
Loan notes	**11,320**	-	**-**	-
Bank loans	**158,181**	11,709	**-**	-
Trade and other creditors	**252,933**	124,353	**321**	518
Amounts owed to subsidiary undertakings	**-**	-	**162,787**	251,742
Income tax deducted under PAYE	**11,354**	3,317	**-**	-
Pay related social insurance	**664**	589	**-**	-
Corporation tax	**20,242**	8,728	**-**	-
Proposed dividend	**15,467**	15,426	**15,467**	15,431
Accruals	**235,129**	75,823	**1,165**	1,131
Finance leases (see (a) below)	**1,603**	1,268	**-**	-
	712,686	257,103	**179,985**	269,142
Amounts falling due after more than one year:				
Deferred consideration	**2,486**	2,675	**-**	-
Bank and other loans	**796,896**	302,179	**-**	-
Finance leases (see (a) below)	**2,266**	1,536	**-**	-
Amounts owed to subsidiary undertakings	**-**	-	**930,420**	196,712
	801,648	306,390	**930,420**	196,712

Notes to the Financial Statements

year ended 28 September 2001

17 Creditors (continued)

	Group		Company	
	2001	2000	**2001**	2000
	€'000	€'000	**€'000**	€'000
(a) Finance lease payments are due as follows:				
In one year or less	**1,603**	1,268	**-**	-
Between one and two years	**592**	127	**-**	-
Between two and five years	**1,562**	1,409	**-**	-
In five years or more	**112**	-	**-**	-
	2,266	1,536	**-**	-
	3,869	2,804	**-**	-

18 Borrowings and financial instruments

(a) Interest rate risk profile of financial liabilities and financial assets

The following table sets out the interest rate composition of the Group's gross debt and cash portfolio, as stated on the balance sheet, after taking interest rate swaps and FRA's into account.

	2001			2000		
	Financial liabilities	**Financial assets**	**Net**	Financial liabilities	Financial assets	Net
	€'000	**€'000**	**€'000**	€'000	€'000	€'000
Fixed						
Sterling	**(538,864)**	**8,104**	**(530,760)**	(159,272)	9,034	(150,238)
Euro	**(75,000)**	**-**	**(75,000)**	-	-	-
Floating						
Sterling	**(170,061)**	**178,365**	**8,304**	(164,724)	25,191	(139,533)
Euro	**(192,134)**	**66,952**	**(125,182)**	(8,586)	100,752	92,166
	(976,059)	**253,421**	**(722,638)**	(332,582)	134,977	(197,605)

(b) Maturity analysis

	2001	2000
	€'000	€'000
Bank overdrafts	**5,793**	15,890
Finance leases under one year	**1,603**	1,268
Bank and other loans repayable other than by instalments:		
Under one year :		
Bank	**158,181**	11,709
Loan notes	**11,320**	-
	176,897	28,867
Bank loans repayable other than by instalments:		
between one and two years	**262,681**	100,410
between two and five years	**224,872**	178,002
Bank loans repayable by instalments:		
between one and two years	**68,549**	182
between two and five years	**181,754**	307
Other loans repayable:		
between one and two years	**-**	4,190
between two and five years	**59,040**	-
in five years or more	**-**	19,088
Finance lease payments:		
between one and two years	**592**	127
between two and five years	**1,562**	1,409
in five years or more	**112**	-
	799,162	303,715
	976,059	332,582

Notes to the Financial Statements

year ended 28 September 2001

18 Borrowings and financial instruments (continued)

(c) Interest rate analysis

The fixed rate borrowings have a weighted average interest rate of sterling 5.40%, euro 4.36%, overall 5.27% (2000: 6.2%) and have a remaining average duration of 3.8 years (2000: 3.0 years). The fixed rate deposit has a weighted average interest rate of 6% and a remaining average duration of 8 years.

Floating rate borrowings bear interest rates based on LIBOR and EURIBOR. At 28 September 2001, floating financial assets of €245.3m (2000: €125.9m) bearing interest based on EURIBID and LIBID were available to reduce the amount of floating rate borrowing if required.

(d) Borrowing facilities

The Group had undrawn committed borrowing facilities at 28 September 2001 of €100.2m (2000: €95.9m) in respect of which all conditions precedent have been met. These facilities expire in more than two years.

Uncommitted overdraft facilities undrawn at 28 September 2001 amounted to €40m (2000: €107m).

(e) Fair value of financial assets and financial liabilities

Set out below is a comparison of book values of all the Group's financial assets and financial liabilities as at 28 September 2001.

	Book value €'000	Fair value €'000
Overdraft and short term borrowing	(175,294)	(175,294)
Loans	(796,896)	(796,896)
Leasing	(3,869)	(3,491)
	(976,059)	(975,681)
Cash and other liquid funds	253,421	253,421
Interest rate swaps and FRA's	-	(9,283)
Forward foreign exchange contracts	-	1,667
	(722,638)	(729,876)

(f) Gains and losses on hedges

The Group enters into forward interest rate swaps, FRA's and foreign currency contracts to manage the exposures that arise on interest rates and revenue and costs denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

	Gains €'000	Losses €'000	**Total net loss €'000**
Unrecognised gains and losses on hedges at 29 September 2000	3,702	4,859	**(1,157)**
Gains and losses arising in previous years that were recognised in 2000/2001	3,559	4,360	**(801)**
Gains and losses arising before 29 September 2000 that were not recognised in 2000/2001	143	499	**(356)**
Gains and losses arising in 2000/2001 that were not recognised in 2000/2001	1,878	9,138	**(7,260)**
Hedges at 28 September 2001	2,021	9,637	**(7,616)**
Of which:			
Gains and losses expected to be recognised in 2001/2002	1,814	5,350	**(3,536)**
Gains and losses expected to be recognised thereafter	207	4,287	**(4,080)**
	2,021	9,637	**(7,616)**

Notes to the Financial Statements

year ended 28 September 2001

18 Borrowings and financial instruments (continued)

(g) Currency risk

At 28 September 2001, after taking into account the effects of foreign currency contracts, the Group had no material currency exposures.

(h) Treasury policy

The Group's treasury policy and management of derivatives and financial instruments is discussed in the Operating and Financial Review on pages 23 and 24.

The Group has availed of the exemption provided within FRS13 to exclude its short term debtors and creditors from the disclosures noted above.

19 Provisions for liabilities and charges

	Pension provisions €'000	Deferred taxation €'000	Others €'000	**Total €'000**
At 29 September 2000	3,237	21,769	12,189	**37,195**
Acquisitions	-	-	7,822	**7,822**
Created	-	1,048	16,324	**17,372**
Utilised	(1,035)	-	(6,781)	**(7,816)**
Foreign exchange	-	(610)	128	**(482)**
At 28 September 2001	2,202	22,207	29,682	**54,091**

The principal amounts included in other provisions are a provision of €10.691m (2000: €12.189m) in respect of notice of a claim against a subsidiary company relating to pre-acquisition events. The claim is being contested and a counter-claim against the vendors of the subsidiary would arise in the event that the claim succeeded. A further €6.970m (2000: nil) relates to dilapidation and other leasehold costs on vacant properties and €8.941m (2000: nil) relates to the fundamental reorganisation and restructuring programme.

The unprovided difference between the Group's full potential deferred taxation liability and the provision made above is €5.1m. The deferred taxation provision arises as follows: -

	2001 €'000	2000 €'000
Excess of tax allowances over depreciation	**24,691**	24,048
Other timing differences	**(2,484)**	(2,279)
	22,207	21,769

20 Development grants

	2001 €'000	2000 €'000
At 29 September 2000	**2,057**	2,368
Received during year	**113**	32
Acquisitions/(disposals)	**(85)**	97
Amortised during year	**(541)**	(460)
Foreign exchange	**(8)**	20
At 28 September 2001	**1,536**	2,057

Development grants received of €1.05m (2000: €1.28m) are repayable under certain circumstances as set out in the grant agreements.

Notes to the Financial Statements

year ended 28 September 2001

21 Share capital

	2001 Authorised €'000	2000 Authorised €'000
300,000,000 ordinary shares of €0.63 each.	**189,000**	189,000
1 special rights preference share of €1.26 (see (a)).	**-**	-
	189,000	189,000

	2001 Issued and fully paid €'000	2000 Issued and fully paid €'000
187,142,488 ordinary shares of €0.63 each.	**117,900**	117,789
4,906,250 ordinary shares of €0.63 each held as treasury shares (see (c)).	**3,091**	3,091
1 special rights preference share of €1.26 (see (a)).	**-**	-
	120,991	120,880

(a) The special share is owned by the Minister for Agriculture and Food, on behalf of the Irish State. This gives the owner certain rights, *inter alia, in relation to the shares, sugar quota and assets of Irish Sugar Limited.*

(b) In accordance with the terms of the Company's Share Option Schemes, options over 2,365,000 ordinary shares were granted during the year and are exercisable between 2003 and 2011. In accordance with the terms of the Company's Sharesave Schemes options over 2,475,428 ordinary shares were granted during the year exercisable between 2003 and 2008. Options over 175,629 shares were exercised during the year at a price of €1.46. Total options over 13,816,287 ordinary shares were outstanding at 28 September 2001 at prices ranging between €1.52 and €4.82 and stg£1.18 and stg£3.41 exercisable during periods up to 2011.

(c) On 3 February 1998, the company re-purchased 4,906,250 ordinary shares. These shares are held as treasury shares and are not eligible for dividends or voting.

22 Share premium account

	2001 €'000	2000 €'000
At 29 September 2000	**84,488**	84,262
Premium on issue of shares during the year	**196**	226
At 28 September 2001	**84,684**	84,488

23 Other reserves

	Other reserves €'000	**Profit & loss account €'000**	**Total €'000**
At 29 September 2000	**(7,391)**	**97,487**	**90,096**
Retained loss for the year	**-**	**(29,380)**	**(29,380)**
Reinstatement of goodwill previously written off	**-**	**815**	**815**
Exchange adjustments	**(170)**	**-**	**(170)**
At 28 September 2001	**(7,561)**	**68,922**	**61,361**

The cumulative amount of positive goodwill written off against reserves relating to acquisitions made prior to the introduction of FRS10 "Goodwill and Intangible Assets" is €147.4m (2000: €148.2m). This goodwill will be charged in the profit and loss account should the Group dispose of the businesses to which it relates.

Notes to the Financial Statements

year ended 28 September 2001

24 Reconciliation of operating profit to net cash flow from operating activities

	2001 €'000	2000 €'000
Operating profit	**100,429**	79,321
Depreciation	**56,313**	30,590
Amortisation of goodwill	**13,596**	844
Development grants	**(541)**	(460)
	169,797	110,295
Increase/(decrease) in creditors	**21,034**	(15,774)
Creditors related to fundamental reorganisation and restructuring	**24,167**	-
Decrease/(increase) in debtors	**4,250**	(4,190)
Increase in stocks	**(8,648)**	(12,487)
Cash related to fundamental reorganisation and restructuring	**(7,199)**	-
Other movements	**15,989**	(11,889)
Net cash inflow from operating activities	**219,390**	65,955

25 Acquisition and disposals of subsidiary and associated undertakings

	2001 €'000	2000 €'000
Net assets acquired	**91,257**	17,056
Goodwill	**334,590**	13,094
Finance facility fees	**12,927**	-
	438,774	30,150
Satisfied by:		
Cash consideration	**438,316**	20,095
Creditor at 28 September 2001	**458**	10,055
	438,774	30,150

On 9 January 2001, the Group acquired 100% of the issued share capital of Hazlewood Foods plc, a leading U.K. and continental European based convenience food manufacturer. The integration and restructuring of Hazlewood resulted in non-core and loss-making operations either being sold or closed. Additionally, from the former Greencore Group, the Irish edible fats business was sold and the loss-making U.K. agricultural machinery distributor exited. Details of the acquisition and disposals are:

	Book Value €'000	Accounting policy alignment €'000	Adjustment for current assets held for resale €'000	Impairment €'000	Other €'000	Fair value €'000	Disposals €'000	Total €'000
Tangible fixed assets	403,659	(1,740)	-	(82,092)	-	319,827	(25,540)	294,287
Stocks	93,164	(10,123)	-	-	(5,062)	77,979	(26,515)	51,464
Debtors	191,864	(2,373)	-	-	(4,903)	184,588	(49,769)	134,819
Current assets held for resale	52,355	-	(52,039)	-	-	316	-	316
Net cash	5,806	-	-	-	-	5,806	(11,159)	(5,353)
Bank loans	(262,291)	-	-	-	-	(262,291)	4,187	(258,104)
Creditors and provisions	(210,442)	(7,276)	-	-	(17,250)	(234,968)	30,593	(204,375)
Net assets acquired/disposed	274,115	(21,512)	(52,039)	(82,092)	(27,215)	91,257	(78,203)	13,054
Profit on disposals						-	4,939	4,939
Goodwill arising on acquisition						334,590	(9,490)	325,100
Finance facility fees						12,927	-	12,927
Consideration						438,774	(82,754)	356,020
Satisfied by:								
Cash consideration						438,316	(82,754)	355,562
Creditor at 28 September 2001						458	-	458
						438,774	(82,754)	356,020

Notes to the Financial Statements

year ended 28 September 2001

25 Acquisition and disposals of subsidiary and associated undertakings (continued)

The fair value adjustments shown are provisional. The main elements of these adjustments are as follows:

Accounting policy alignment
The accounting policies of Hazlewood Foods plc have been brought into line with those of Greencore Group. The most significant adjustments relate to write-off of deferred marketing payments and interest capitalisations and to work in progress valuation.

Adjustment for current assets held for re-sale
The assets held for re-sale represent the anticipated net sale proceeds at the date of acquisition of FH Lee, Rowan and P.K.. F.H. Lee and Rowan were sold in the year at the anticipated net sale proceeds.

Impairment/revaluation
Detailed impairment reviews of tangible fixed assets were carried out on acquisition and impairment charges have been booked where the carrying values of fixed assets were higher than their recoverable amounts. In addition, a provisional desk top review of land and buildings has been performed and certain fixed assets have been revalued. A more detailed full valuation is in progress. Substantially all of the impairment relates to operations subsequently sold or terminated.

Other
The other fair value adjustments principally represent stock provisions, debtor provisions and creditor provisions, including provisions for termination of the Hazlewood Board and certain senior employees under the terms of their contracts at the date of acquisition.
An outstanding issue to be dealt with as part of the fair value exercise is an actuarial valuation of the pension fund at date of acquisition.

Summarised results for Hazlewood Foods plc for the periods prior to acquisition were:

	Period from 1 Apr 2000 to 9 Jan 2001 stg£m	12 months to 31 Mar 2000 stg£m
Turnover	587.4	775.3
Operating profit	12.7	38.1
Exceptional items	-	(31.6)
Profit/(loss) before taxation	5.4	(0.4)
Tax	1.7	(1.7)
Profit/(loss) after taxation	7.1	(2.1)
Statement of recognised gains and losses		
Profit/(loss) for financial period	7.1	(2.1)
Impairment charge	-	(0.5)
Exchange adjustments	(1.4)	(0.9)
Total recognised gains/(losses) for financial period	5.7	(3.5)

26 Analysis of net debt

	29 Sept 00 €'000	Cash flow €'000	Acquisitions €'000	Non-cash changes €'000	Exchange movements €'000	**28 Sept 01 €'000**
Cash	20,387	73,175	-	-	(1,199)	**92,363**
Overdrafts	(15,890)	9,852	-	-	245	**(5,793)**
	4,497	83,027	-	-	(954)	**86,570**
Debt due within one year	(11,709)	61,092	(209,060)	-	1,496	**(158,181)**
Debt due after one year	(278,901)	(463,543)	-	-	4,588	**(737,856)**
Finance leases	(2,804)	1,471	-	(2,594)	58	**(3,869)**
	(293,414)	(400,980)	(209,060)	(2,594)	6,142	**(899,906)**
Liquid resources	114,590	46,749	-	-	(281)	**161,058**
	(174,327)	(271,204)	(209,060)	(2,594)	4,907	**(652,278)**
Loan notes	(23,278)	4,699	(53,231)	439	1,011	**(70,360)**
Net debt	(197,605)	(266,505)	(262,291)	(2,155)	5,918	**(722,638)**

Liquid resources are deposit accounts with a maturity of less than one year when acquired.

Notes to the Financial Statements

year ended 28 September 2001

27 Pensions

(a) The Group operates a number of externally funded, defined benefit and defined contribution pension schemes for the majority of employees. Annual contributions to the defined benefit pension schemes are based on the advice of independent actuaries.

Total pension costs amounted to €11.953m (2000: €3.592m) of which €3.587m (2000: €1.327m) related to defined contribution schemes.

The most recent actuarial valuations were carried out at dates ranging from 1 September 1998 to 1 April 2001, primarily using the attained age and aggregate methods of valuation.

The principal assumptions made were that the average annual rate of return on investment would exceed annual pay increases by 1.5% to 3% and price inflation by 3.75% to 4%.

At the date of the latest actuarial valuations, the market value of the assets was €485m and the actuarial value of the assets was sufficient on a combined basis to cover 116% of the benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration. The actuaries' reports are not available for public inspection but the results are advised to members of the various schemes.

(b) FRS 17 Retirement benefits

The Group operates defined benefits schemes in Ireland and the U.K.. The valuations used for FRS 17 have been based on the most recent actuarial valuations as at the dates indicated above and have been updated by the various schemes' independent and qualified actuaries to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 28 September 2001. The valuations have been completed using the Projected Unit Method.

Financial assumptions

The major assumptions used by the actuaries to calculate scheme liabilities under FRS 17 are:

	Irish schemes %	UK schemes %
Inflation rate increase	2	2.4
Salary rate increase	3.5 - 4	3.4
Pension payment increases	0-2	2 - 2.4
Discount rate	6.25	6.1
Scheme assets		
Long term rate of return expected at 28 September 2001		
Equities	8.5	8
Bonds	5.5	5
Property	6.5	6

Assets in schemes at 28 September 2001	Irish schemes €'000	UK schemes €'000	Total €'000
Equities	223,660	88,087	**311,747**
Bonds	87,613	23,833	**111,446**
Property	30,458	8,258	**38,716**
	341,731	120,178	**461,909**
Actuarial value of liabilities	(247,224)	(162,436)	**(409,660)**
Recoverable surplus in schemes	94,507	(42,258)	**52,249**
Related deferred tax	(9,451)	12,677	**3,226**
Net pension asset/(liability)	85,056	(29,581)	**55,475**

Notes to the Financial Statements

year ended 28 September 2001

27 Pensions (continued)

Net assets	€'000
Net assets excluding pension asset	273,018
Pension asset	55,475
Net assets including pension asset	328,493
Reserves	
Profit and loss account excluding pension asset	68,922
Pension asset	55,475
Profit and loss account including pension asset	124,397

28 Commitments

	2001 €'000	2000 €'000
Capital commitments not provided for		
Contracted	3,963	1,095
Approved but not contracted	16,874	25,151
	20,837	26,246

Operating lease commitments

The annual commitments payable in the next twelve months under non-cancellable operating leases are as follows:

	2001		2000	
	Land and buildings €'000	Other €'000	Land and buildings €'000	Other €'000
Expiring:				
Within one year	532	4,386	41	663
Between one and five years	2,396	9,361	99	1,802
Over five years	5,541	131	1,479	-
	8,469	13,878	1,619	2,465

29 Guarantees

In accordance with Section 17 of the Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiaries and, as a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. The Company has also guaranteed certain of the borrowings of various subsidiaries.

Notes to the Financial Statements

year ended 28 September 2001

30 Subsidiary and associated undertakings

The principal trading subsidiary and associated undertakings are as follows:

Name of subsidiary	Nature of business	Percentage share	Registered office
Belgomalt SA**	Maltsters	100	40 Chaussee de Charleroi, 5030 Gembloux.
Breadwinner Foods Limited*	Food Processors	100	Hampton Court, Manor Park, Runcorn, Cheshire WAT1TT.
Clarendon Agricare Limited*	Agrichemicals	100	Unit 23, Seagoe Industrial Est, Portadown, Co. Armagh BT63 5QD.
Drummonds Limited	Grain Merchants	100	Paddingstown, Clonee, Co Meath.
Erin Foods Limited	Food Distribution	100	Slievenamon Road, Thurles, Co. Tipperary.
Erin Foods Manufacturing Limited	Food Processors	100	As above.
Feldhues Fleischwarenbetriebe GmbH****	Food Processors	100	Metaaluveg 10, 6551 Ad Weurt.
Gebroeders Hansen Beheer BV***	Food Processors	100	Voorland 11, 1601 Ez Enkhuizen.
Grassland Fertilizers Limited	Fertilisers	100	75 Merrion Square, Dublin 2.
Greencore Advances Limited	Finance Company	100	St. Stephen's Green House, Earlsfort Terrace, Dublin 2.
Greencore Agribusiness Limited	Agriproducts Manufacture	100	Dr. Cullen Park Road, Carlow.
Greencore Agrisales Limited	Agriproducts Distribution	100	As above.
Greencore Finance Limited	Finance Company	100	St. Stephen's Green House, Earlsfort Terrace, Dublin 2.
Hazlewood Convenience Group Limited*	Food Processors	100	Hampton Court, Manor Park, Runcorn, Cheshire WAT1TT.
Hazlewood Convenience Foods Alphen BV***	Food Processors	100	Van Foreestlaan 3, 2404 Hc Alphen Ad Rijn.
Hazlewood Convenience Food Group Limited*	Food Processors	100	Hampton Court, Manor Park, Runcorn, Cheshire WAT1TT.
Hazlewood Convenience Foods Liessel BV***	Food Processors	100	Willige Laagt 2, 5757 Pz Liessel.
Hazlewood Foods Limited*	Sub Holding Company	100	Hampton Court, Manor Park, Runcorn, Cheshire WAT1TT.
Hazlewood Frozen Products Limited*	Food Processors	100	As above.
Hazlewood Grocery Limited*	Food Processors	100	As above.
Hazlewood Produce Limited*	Food Processors	100	As above.
Henri van de Bilt Beheer BV***	Food Processors	100	Metaalweg 10, 6551 Ad Weurt.
Interchem Limited	Agrichemicals	100	Cherry Orchard Industrial Est., Dublin 10.
Irish Sugar Limited	Production of Sugar	100	Athy Road, Carlow.
Minch Malt Limited	Maltsters	100	The Maltings, Athy, Co. Kildare.
Odlum Group Limited	Flour Millers	100	Alexandra Road, Dublin 1.
Premier Molasses Company Limited	Molasses Trading	50	Harbour Road, Foynes, Co. Limerick.
Paramount Foods plc*	Food Processors	100	49 Parkway, Deeside Industrial Park, Deeside, Flintshire, CH5 2NS.

Notes to the Financial Statements

year ended 28 September 2001

Name of subsidiary	Nature of business	Percentage share	Registered office
Pauls Malt Limited*	Maltsters	100	Icknield Way, Kentford, Newmarket, Suffolk, CB8 7QU.
Rathbones Bakeries Limited*	Bakers	100	Claremont, Lydney, Gloucestershire, GL15 5DX.
R & B (Bristol) Limited*	Food Processors	100	Hampton Court, Manor Park, Runcorn, Cheshire WAT1TT.
Sugar Distributors Limited	Sugar Wholesalers	100	Athy Road, Carlow.
The Robert's Group Limited*	Food Processors	100	Midland Road, Hunslet, Leeds, LS10 2RJ.
Trilby Trading Limited	Food Industry Suppliers	51	51 Laurence Street, Drogheda, Co Louth.
Vishandel Gebr. van der Veen BV***	Food Processors	100	Voorland 11, 1601 Ez Enkhvizen.
William McKinney (1975) Limited*	Sugar Wholesalers	70	Knockmore Industrial Est., Moira Road, Lisburn, Co Antrim, BT28 2EJ.
William Rodgers (Foods) Limited *	Food Processors	100	Byron Avenue, Kirkby-in-Ashfield, Nottingham NG17 7LA.
W.W. Bellamy (Bakers) Limited*	Bakers	100	Claremont, Lydney, Gloucestershire, GL15 5DX.

Name of associated undertaking	Nature of business	Percentage share	Registered office
Yeast Products Company	Yeast Manufacturers	40	Griffith Avenue Ext., Dublin 11.
James Budgett Sugars Limited*	Sugar Merchants	33.3	Beacon House, Rainsford Road, Chelmsford CMI 2PY.
United Molasses (Ireland) Limited*	Molasses Trading	50	Duncrue Street, Belfast BT3 9AQ.

All the above companies are incorporated in the Republic of Ireland except those indicated with * which are incorporated within the United Kingdom, that marked with ** which is incorporated in Belgium, those marked *** which are incorporated in The Netherlands and that marked **** which is incorporated in Germany. The principal country of operation of each company is the country in which it is incorporated.

James Budgett Sugars Limited and United Molasses (Ireland) Limited prepare their financial statements to a 31 October and 31 March year end respectively.

31 Approval of financial statements

The financial statements were approved by the Board of Directors on 10 January 2002.

Notice of Annual General Meeting

Notice is hereby given that the eleventh Annual General Meeting of Greencore Group public limited company will be held at Jurys Hotel, Ballsbridge, Dublin 4 on Thursday 7 February 2002 at 11.00 o'clock in the morning for the following purposes:

1. To receive and consider the financial statements for the year ended 28 September 2001 together with the reports of the Directors and auditors thereon (Resolution 1).

2. To declare a final dividend of 8.253298 cent per share on the ordinary shares for the year ended 28 September 2001 (Resolution 2).

3. To re-appoint the following Directors who retire in accordance with the Articles of Association and, being eligible, offer themselves for re-appointment:

Anthony M. Hynes	(Resolution 3(a))
Patrick T. Kennedy	(Resolution 3(b))
John M. Kinder	(Resolution 3(c))
P. Redmond O'Donoghue	(Resolution 3(d))
F. Peter Woodall	(Resolution 3(e))

4. To authorise the Directors to fix the remuneration of the auditors for the year ending 27 September 2002 (Resolution 4).

As special business to consider and, if thought fit, pass the following resolutions:-

5. As a special resolution (Resolution 5):

"That the Directors be and they are hereby empowered pursuant to Section 23 and Section 24(1) of the Companies (Amendment) Act, 1983 to allot equity securities (within the meaning of Section 23 of the Companies (Amendment) Act, 1983) for cash pursuant to the authority conferred by ordinary resolution authorising the Directors to issue the unissued capital of the Company passed on 10 February 2000 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that this power shall be limited to:-

(a) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or otherwise), and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) up to an aggregate nominal value equal to 5% of the issued ordinary share capital of the Company for the time being,

and shall expire on the day following the Annual General Meeting of the Company to be held during 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired."

6. As a special resolution (Resolution 6):

"That the Company and/or any of its subsidiaries be and they are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class (except the Special Share) of the Company (the "Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:-

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price which may be paid for any Share shall be the nominal value of the Share;

Notice of Annual General Meeting

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published in the Irish Stock Exchange Daily Official List reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent;

(d) If the London Stock Exchange Limited is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990 then, with effect from the close of business on the day on which the London Stock Exchange Limited is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of shares on the London Stock Exchange Limited provided that (i) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (ii) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to the Irish Stock Exchange Daily Official List and inserting instead reference to The Daily Official List of the London Stock Exchange Limited and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:-

(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price.

and deleting from the last line thereof the reference to the Irish Stock Exchange and inserting instead reference to the London Stock Exchange Limited.

(e) The authority hereby granted shall expire at the close of business on the date of the next Annual General Meeting of the Company or 6 August, 2003, whichever is the earlier, unless previously varied, revoked or renewed by special resolution in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

Notice of Annual General Meeting

7. As a special resolution (Resolution 7);

"That, pursuant to the authority conferred by special resolution authorising the Company and/or any of its subsidiaries to make market purchases of shares of any class (except the Special Share) of the Company passed earlier this day, for the purposes of Section 209 of the Companies Act, 1990 the reissue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be reissued off-market shall be as follows:-

(a) The maximum price at which a treasury share may be reissued off-market shall be an amount equal to 120 per cent of the Appropriate Price; and

(b) the minimum price at which a treasury share may be reissued off-market shall be an amount equal to 95 per cent of the Appropriate Price.

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury share is to be reissued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is reissued, as determined from information published in the Irish Stock Exchange Daily Official List reporting the business done in each of those five business days:-

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) market guide price reported, or if there shall not be any bid or offer price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent.

The authority hereby conferred shall expire at the close of business on the day of the next following Annual General Meeting of the Company or 6 August, 2003, whichever is the earlier, unless previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

8. As a special resolution (Resolution 8):

"That the Articles of Association of the Company be and are hereby amended by the adoption of the amendments shown in the draft copy of the proposed new Articles of Association of the Company which have been signed by the Chairman and which have been available for inspection at the registered office of the Company since the date of the notice of this meeting."

9. As an ordinary resolution (Resolution 9):

"Pursuant to Article 76, it is hereby resolved that the number of directors shall be not more than twelve nor less than two."

By order of the Board
B.J. Power
Company Secretary

Greencore Group plc
St. Stephen's Green House
Earlsfort Terrace
Dublin 2
10 January, 2002

Notice of Annual General Meeting

Notes:

(a) A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote on his behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and voting at the meeting should the member subsequently wish to do so. To be effective, the form of proxy together with any power of attorney or other authority under which it is executed, or a notarially certified copy thereof, must be deposited at the registered office of the Company or, at the member's option, with the registrars of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road Sandyford Industrial Estate, Dublin 18 not less than 48 hours before the time appointed for the holding of the meeting.

(b) The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 5 February, 2002 (or in the case of an adjournment as at 48 hours before the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes to entries in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

(c) No Director has a service contract of more than one year's duration.

Shareholder and Other Information

Greencore Group plc is an Irish registered company. Its ordinary shares are quoted on the Irish Stock Exchange and the London Stock Exchange. Greencore has a level 1 American Depositary Receipts (ADR) programme for which the Bank of New York acts as depositary (Symbol: GNCGY). Each ADR share represents four Greencore ordinary shares.

Shareholding statistics as at 10 December 2001

Range of shares held	Number of holders		Ordinary Shares	
	Number	%	Number	%
1 - 1,000	6,052	48.5	2,784,750	1.5
1,001 - 5,000	4,833	38.7	11,527,294	6.1
5,001 - 10,000	975	7.8	7,149,844	3.8
10,001 - 25,000	422	3.4	6,584,200	3.5
25,001 - 100,000	125	1.0	5,974,960	3.2
100,001 - 250,000	28	0.2	4,804,879	2.6
250,001 - 500,000	17	0.1	5,939,105	3.2
Over 500,000	31	0.3	142,377,456	76.1
	12,483	100.0	187,142,488	100.0

Financial Calender

Record date for 2001 final dividend	7 December 2001
Annual General Meeting	7 February 2002
Payment date for 2001 final dividend	11 February 2002
Interim results	May 2002
Interim dividend payment	July 2002
Financial year end	27 September 2002
Preliminary announcement of results	November 2002

Advisors and Registered Office

Company Secretary
B.J. Power FCIS

Registered Office
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

Registrar & Transfer Office
Computershare Investor Services (Ireland) Limited,
Heron House,
Corrig Road,
Sandyford Industrial Estate,
Dublin 18.

Auditors
PricewaterhouseCoopers,
George's Quay,
Dublin 2.

Solicitors
Arthur Cox,
Earlsfort Centre,
Earlsfort Terrace,
Dublin 2.

Slaughter and May,
35 Basinghall Street,
London EC2V 5DB.

Stockbrokers
Goodbody Stockbrokers,
Ballsbridge Park,
Dublin 4.

Investec Henderson Crosthwaite,
2 Gresham Street,
London EC2 V 7QP.

American Depositary Receipts
The Bank of New York,
101 Barclay Street,
22nd Floor - West,
New York NY 10286.

Website
Further information on Greencore Group plc is available at www.greencore.ie

notes

GREENCORE

GROUP

Greencore Group plc

St. Stephen's Green House, Earlsfort Terrace, Dublin 2.

Telephone: 353 1 605 1000 Facsimile: 353 1 605 1100

www.greencore.ie